DBS

RECEIVED

2007 MAY -2 A 6:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-03172

March 5, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07023092

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

SUPPL

Encs.

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

dlw 5/2

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 30,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,512,990,138 30,000 1,513,020,138	1,705,059,206.75 531,000.00 1,705,590,206.75	Before Exercise Less Exercise After Exercise	22,859,702 (30,000) 22,829,702

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 5-Mar-2007

RECEIVED
2007 MAY -2 A 6:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
30,000	$17.70	$531,000.00	
30,000	Total value of shares exercised =	$531,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**199901152M**
Company Name :	**DBS GROUP HOLDINGS LTD**
Nature of Meeting : *	Directors
Place of Meeting : *	* State "Passed by written means" if resolution obtained as such
Date of Meeting: *	(dd/mm/yyyy)
Resolution Type : *	Director's
Description : * (max 2000 characters)	
Attachment : * (copy of resolution)	

Note : Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	30000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
M540803105699	CHOO KAH HOE	Individual
S1606782B	LIM WEI TONG PHILIP	Individual

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * M540803105699 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHOO KAH HOE

Nationality : * MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address : 2 JALAN TERATAZ, TAMAN, MUDUN
9 MILE, CHERAS, 43200 MALAYSIA

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1606782B [Retrieve Details]

Identification Type : * NRIC

Name : * LIM WEI TONG PHILIP

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 248793 [Retrieve Address]

Block/House No. : 40

Street Name : **MOUNT ECHO PARK**

Unit : # -

Building/Estate Name : **MOUNT ECHO PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 20000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513020138**	**86084215**	**0**
Amount of Issued Share Capital :	**1705590206.75**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1705590206.75**	**86084215**	**0**

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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002186642A

Transaction No.	Company Registration No.	Company Name
C070099421	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002186642A

Date/Time : 05/03/2007 14:58

Transaction No : C070099421

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,009.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,020,138 3,000 1,513,023,138	1,705,590,206.75 44,190.00 1,705,634,396.75	Before Exercise Less Exercise After Exercise	22,829,702 (3,000) 22,826,702

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme *approved* by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 5-Mar-2007

RECEIVED
2007 MAY -2 A 6:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$14.73	$44,190.00	
3,000	Total value of shares exercised =	$44,190.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2625015C	TIN FOOK KA	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2625015C [Retrieve Details]

Identification Type : * NRIC

Name : * TIN FOOK KA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 618478 [Retrieve Address]

Block/House No. : 99

Street Name : **CORPORATION WALK**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a *consideration* other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1513023138	86084215	0
Amount of Issued Share Capital :	1705634396.75	86084215	0
Amount of Paid-up Share Capital :	1705634396.75	86084215	0

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/03/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002186655A

Transaction No.	Company Registration No.	Company Name
C070099440	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002186655A

Date/Time : 05/03/2007 15:04

Transaction No : C070099440

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 999.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,023,138 8,000 1,513,031,138	1,705,634,396.75 83,200.00 1,705,717,596.75	Before Exercise Less Exercise After Exercise	22,826,702 (8,000) 22,818,702

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 5-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,000	$10.40	$83,200.00	
8,000	Total value of shares exercised =	$83,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2186612A	CHIA WEN LIN	Individual
S2578675J	CHIN SOI YOK	Individual
S6939442F	Tye Moo Yin	Individual

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6939442F [Retrieve Details]

Identification Type : * NRIC

Name : * Tye Moo Yin

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529870 [Retrieve Address]

Block/House No. : 37

Street Name : **SIMEI STREET 4**

Unit : # 01 - 10

Building/Estate Name : **MODENA**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2578675J [Retrieve Details]

Identification Type : * NRIC

Name : * CHIN SOI YOK

Nationality : * MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 680605 [Retrieve Address]

Block/House No. : 605

Street Name : **CHOA CHU KANG STREET 62**

Unit : # 06 - 147

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

[Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2186612A Retrieve Details

Identification Type : * NRIC

Name : * CHIA WEN LIN

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 425573 Retrieve Address

Block/House No. : 142

Street Name : **LORONG L TELOK KURAU**

Unit : # 01 - 04

Building/Estate Name : **WEDGEWOOD MANSION**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513031138**	**86084215**	**0**
Amount of Issued Share Capital :	**1705717596.75**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1705717596.75**	**86084215**	**0**

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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002186953A

Transaction No.	Company Registration No.	Company Name
C070099745	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002186953A

Date/Time : 05/03/2007 16:23

Transaction No : C070099745

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 989.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 44,155 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,031,138	1,705,717,596.75	Before Exercise	22,818,702
Preference Shares*	-	-	Add Exercise	44,155	650,403.15	Less Exercise	(44,155)
Preference Shares #	-	-	After Exercise	1,513,075,293	1,706,367,999.90	After Exercise	22,774,547

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 5-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
44,155	$14.73	$650,403.15	
44,155	Total value of shares exercised =	$650,403.15	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	44155		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E445560(A)	TSANG IP CHING CHUN	Individual
E915284(2)	HO CHUN HUNG	Individual
G393721(5)	YAN LOK MEI	Individual
S0043849I	TAN WHEE GEK	Individual
S0066506A	ER SOCK KIAN	Individual
S0146810C	EE HO INN	Individual
S1296580Z	NG CHEE LENG	Individual
S1570752F	HOWE TEONG BIN RONALD	Individual
S1589993Z	CHONG MONG TING	Individual
S1659841J	ONG SIOW WEI	Individual
S2703957Z	DAVID JOHN WALKER-SMITH	Individual
S6938660A	TONG BOON ENG	Individual
S7175300Z	YEO WEE YAP	Individual
S7205476H	ANG ENG KIAT	Individual

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7205476H [Retrieve Details]

Identification Type : * NRIC

Name : * ANG ENG KIAT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 733690 [Retrieve Address]

Block/House No. : 690C

Street Name : **WOODLANDS DRIVE 75**

Unit : # 14 - 184

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 360

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0146810C [Retrieve Details]

Identification Type : * NRIC

Name : * EE HO INN

Nationality : * SINGAPOREAN (301)

Mobile No : 96337638

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 468289 [Retrieve Address]

Block/House No. : 36

Street Name : **JALAN LIMAU NIPIS**

Unit : # -

Building/Estate Name : **BEDOK GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 840

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6938660A [Retrieve Details]

Identification Type : * NRIC

Name : * TONG BOON ENG

Nationality : * SINGAPOREAN (301)

Mobile No : 90904698

Occupation :

Email Address : ROSALYNTONG@YAHOO.COM.SG

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 169480 [Retrieve Address]

Block/House No. : 3

Street Name : **JALAN MEMBINA**

Unit : # 11 - 02

Building/Estate Name : **CENTRAL GREEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 900

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1296580Z [Retrieve Details]

Identification Type : * NRIC

Name : * NG CHEE LENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 098651 [Retrieve Address]

Block/House No. : 32

Street Name : **KEPPEL BAY DRIVE**

Unit : # 03 - 62

Building/Estate Name : **CARIBBEAN AT KEPPEL BAY**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 955

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G393721(5) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * YAN LOK MEI REBECCA

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT H, 5/F, CHOI TIEN MANSION
TAI KOO SHING, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1320

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E445560(A) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * TSANG IP CHING CHUN

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 17/F, THE CENTER, 99 QUEEN'S ROAD CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1320

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E915284(2) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * HO CHUN HUNG

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT A, 1/F BLOCK 9 PRISTIN VILLA
18 PAK LOK PATH, SHATIN, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

[Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S00438491 [Retrieve Details]

Identification Type : * NRIC

Name : * TAN WHEE GEK

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 347539 [Retrieve Address]

Block/House No. : 11A

Street Name : **WAN THO AVENUE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2100

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7175300Z Retrieve Details

Identification Type : * NRIC

Name : * YEO WEE YAP

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 61 G, TOWER 6, THE BELCHER'S,
89 POK FU LAM ROAD, POK FU LAM, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2280

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0066506A [Retrieve Details]

Identification Type : * NRIC

Name : * ER SOCK KIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 449287 [Retrieve Address]

Block/House No. : 5000D

Street Name : **MARINE PARADE ROAD**

Unit : # 11 - 15

Building/Estate Name : **LAGUNA PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3600

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1589993Z [Retrieve Details]

Identification Type : * NRIC

Name : * CHONG MONG TING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 465675 [Retrieve Address]

Block/House No. : 95

Street Name : **TANAH MERAH KECHIL AVENUE**

Unit : #

Building/Estate Name : **D'MANOR**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3800

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1659841J [Retrieve Details]

Identification Type : * NRIC

Name : * ONG SIOW WEI

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 576805 [Retrieve Address]

Block/House No. : 39

Street Name : **JALAN TAMBUR**

Unit : # -

Building/Estate Name : **ISLAND PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 7600

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1570752F [Retrieve Details]

Identification Type : * NRIC

Name : * HOWE TEONG BIN RONALD

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 118635 [Retrieve Address]

Block/House No. : 294

Street Name : **PASIR PANJANG ROAD**

Unit : # 03 - 02

Building/Estate Name : **PASALIDE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 7600

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2703957Z [Retrieve Details]

Identification Type : * NRIC

Name : * DAVID JOHN WALKER-SMITH

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268718 [Retrieve Address]

Block/House No. : 47

Street Name : **FORD AVENUE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : THE LARCHES, 22 CLAREMONT ROAD, CLAYGATE
SURREY, ENGLAND

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 9480

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513075293**	**86084215**	**0**
Amount of Issued Share Capital :	**1706367999.90**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1706367999.90**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002187092A

Transaction No.	Company Registration No.	Company Name
C070099886	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002187092A

Date/Time : 05/03/2007 17:06

Transaction No : C070099886

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 979.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,090 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,075,293	1,706,367,999.90	Before Exercise	22,774,547
Preference Shares*	-	-	Add Exercise	7,090	106,846.30	Less Exercise	(7,090)
Preference Shares #	-	-	After Exercise	1,513,082,383	1,706,474,846.20	After Exercise	22,767,457

3. *Outstanding Warrants/TSRs* : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 5-Mar-2007

RECEIVED

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the *additional listing fee for the next* 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,090	$15.07	$106,846.30	
7,090	Total value of shares exercised =	$106,846.30	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7090		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E445560(A)	TSANG IP CHING CHUN	Individual
G393721(5)	YAN LOK MEI	Individual
S1570752F	HOWE TEONG BIN RONALD	Individual
S1589993Z	CHONG MONG TING	Individual
S1643157E	TAN LAY HWA	Individual
S1811014H	PHILIP FERNANDEZ	Individual
S2512688B	CHEONG AI LUAN	Individual
S6847951G	WONG WING YIN DARYL MARTIN	Individual
S6938660A	TONG BOON ENG	Individual
S7175300Z	YEO WEE YAP	Individual
S7438220G	LIM HAN HSIUNG	Individual

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6847951G [Retrieve Details]

Identification Type : * NRIC

Name : * WONG WING YIN DARYL MARTIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 440027 [Retrieve Address]

Block/House No. : 27

Street Name : **MARINE CRESCENT**

Unit : # 12 - 03

Building/Estate Name : **MARINE CRESCENT VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 60

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

***If* Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7438220G [Retrieve Details]

Identification Type : * NRIC

Name : * LIM HAN HSIUNG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 734690 [Retrieve Address]

Block/House No. : 690D

Street Name : **WOODLANDS DRIVE 75**

Unit : # 09 - 190

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

***If* Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 60

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6938660A [Retrieve Details]

Identification Type : * NRIC

Name : * TONG BOON ENG

Nationality : * SINGAPOREAN (301)

Mobile No : 90904698

Occupation :

Email Address : ROSALYNTONG@YAHOO.COM.SG

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 169480 [Retrieve Address]

Block/House No. : 3

Street Name : **JALAN MEMBINA**

Unit : # 11 - 02

Building/Estate Name : **CENTRAL GREEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 120

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G393721(5) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * YAN LOK MEI REBECCA

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT H, 5/F, CHOI TIEN MANSION
TAI KOO SHING, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 120

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E445560(A) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * TSANG IP CHING CHUN

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 17/F, THE CENTER, 99 QUEEN'S ROAD CENTRAL,
HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 240

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1643157E [Retrieve Details]

Identification Type : * NRIC

Name : * TAN LAY HWA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 416396 [Retrieve Address]

Block/House No. : 1A

Street Name : **TEO KIM ENG ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 540

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7175300Z [Retrieve Details]

Identification Type : * NRIC

Name : * YEO WEE YAP

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 61 G, TOWER 6, THE BELCHER'S,
89 POK FU LAM ROAD, POK FU LAM, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 570

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1589993Z [Retrieve Details]

Identification Type : * NRIC

Name : * CHONG MONG TING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 465675 [Retrieve Address]

Block/House No. : 95

Street Name : **TANAH MERAH KECHIL AVENUE**

Unit : # -

Building/Estate Name : **D'MANOR**

Foreign Address (* if Address Type is Foreign Address)

Address : 6E TOWER ONE, ROBINSON PLACE, 70 ROBINSON ROAD

MID LEVEL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1110

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * ***Individual***

Identification No. : * S1570752F [Retrieve Details]

Identification Type : * NRIC

Name : * HOWE TEONG BIN RONALD

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 118635 [Retrieve Address]

Block/House No. : 294

Street Name : **PASIR PANJANG ROAD**

Unit : # 03 - 02

Building/Estate Name : **PASALIDE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1,170

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2512688B [Retrieve Details]

Identification Type : * NRIC

Name : * CHIN KOK SOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436885 [Retrieve Address]

Block/House No. : 6C

Street Name : **TANJONG RHU ROAD**

Unit : # 03 - 01

Building/Estate Name : **LA VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1200

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1811014H [Retrieve Details]

Identification Type : * NRIC

Name : * PHILIP FERNANDEZ

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 558620 [Retrieve Address]

Block/House No. : 37

Street Name : **CHISELHURST GROVE**

Unit : # -

Building/Estate Name : **SERANGOON GARDEN ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

[Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1900

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513082383**	**86084215**	**0**
Amount of Issued Share Capital :	**1706474846.20**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1706474846.20**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002187270A

Transaction No.	Company Registration No.	Company Name
C070100080	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002187270A

Date/Time : 05/03/2007 17:56

Transaction No : C070100080

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 969.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

RECEIVED

2007 MAY -2 A 6:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 6, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,082,383 2,000 1,513,084,383	1,706,474,846.20 35,400.00 1,706,510,246.20	Before Exercise Less Exercise After Exercise	22,767,457 (2,000) 22,765,457

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 6-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$17.70	$35,400.00	
2,000	Total value of shares exercised =	$35,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1610118D	LIM SIEW LAN	Individual

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1610118D [Retrieve Details]

Identification Type : * NRIC

Name : * LIM SIEW LAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 650628 [Retrieve Address]

Block/House No. : 628

Street Name : **BUKIT BATOK CENTRAL**

Unit : # 09 - 650

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513084383**	**86084215**	**0**
Amount of Issued Share Capital :	**1706510246.20**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1706510246.20**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002188825A

Transaction No.	**Company Registration No.**	**Company Name**
C070101748	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002188825A

Date/Time : 06/03/2007 17:15

Transaction No : C070101748

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 959.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 28,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,084,383	1,706,510,246.20	Before Exercise	22,765,457
Preference Shares*	-	-	Add Exercise	28,000	412,440.00	Less Exercise	(28,000)
Preference Shares #	-	-	After Exercise	1,513,112,383	1,706,922,686.20	After Exercise	22,737,457

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 6-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
28,000	$14.73	$412,440.00	
28,000	Total value of shares exercised =	$412,440.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐HA9016000 / LEUNG CHUN YING ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	28000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E7034150	MARK BRYANT	Individual
S0077351D	CHNG CHIO KUANG FLORA	Individual
S6872799E	SUSILAWATI SURYA	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6872799E [Retrieve Details]

Identification Type : * NRIC

Name : * SUSILAWATI SURYA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 596288 [Retrieve Address]

Block/House No. : 1001

Street Name : **BUKIT TIMAH ROAD**

Unit : # 03 - 15

Building/Estate Name : **THE STERLING**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0077351D [Retrieve Details]

Identification Type : * NRIC

Name : * CHNG CHIO KUANG FLORA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 459293 [Retrieve Address]

Block/House No. : 14

Street Name : **DUNBAR WALK**

Unit : # -

Building/Estate Name : **FRANKEL ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 8000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E7034150 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * MARK BRYANT

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 109347 [Retrieve Address]

Block/House No. : 9

Street Name : **PRESTON ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 17,000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513112383**	**86084215**	**0**
Amount of Issued Share Capital :	**1706922686.20**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1706922686.20**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002188847A

Transaction No.	Company Registration No.	Company Name
C070101780	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002188847A

Date/Time : 06/03/2007 17:23

Transaction No : C070101780

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 949.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,200 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,112,383	1,706,922,686.20	Before Exercise	22,737,457
Preference Shares*	-	-	Add Exercise	12,200	126,880.00	Less Exercise	(12,200)
Preference Shares #	-	-	After Exercise	1,513,124,583	1,707,049,566.20	After Exercise	22,725,257

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang | Authorised Signature : ....

Designation : Vice President | Date : 6-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,200	$10.40	$126,880.00	
12,200	Total value of shares exercised =	$126,880.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D476001(9)	KU CHO MING STANLEY	Individual
S1385950G	Lee Kiang Wah Stephen	Individual
S1646361B	ANITHAL KOMANTHAKKAL	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D476001(9) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * KU CHO MING STANLEY

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 17/F THE CENTER, 99 QUEEN'S ROAD CENTRAL

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1600

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1646361B [Retrieve Details]

Identification Type : * NRIC

Name : * KOMANTHAKKAL ANITHA DHARMAPALAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 309494 [Retrieve Address]

Block/House No. : 8

Street Name : **CHANCERY LANE**

Unit : # 03 - 04

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

[Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1385950G [Retrieve Details]

Identification Type : * NRIC

Name : * Lee Kiang Wah Stephen

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 507298 [Retrieve Address]

Block/House No. : 341

Street Name : **LOYANG RISE**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5600

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513124583**	**86084215**	**0**
Amount of Issued Share Capital :	**1707049566.20**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1707049566.20**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002188861A

Transaction No.	Company Registration No.	Company Name
C070101798	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002188861A

Date/Time : 06/03/2007 17:29

Transaction No : C070101798

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 939.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 83,060 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,124,583	1,707,049,566.20	Before Exercise	22,725,257
Preference Shares*	-	-	Add Exercise	83,060	1,223,473.80	Less Exercise	(83,060)
Preference Shares #	-	-	After Exercise	1,513,207,643	1,708,273,040.00	After Exercise	22,642,197

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 6-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
83,060	$14.73	$1,223,473.80	
83,060	Total value of shares exercised =	$1,223,473.80	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	83060		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
712597123	BRENT NELSON SMITH	Individual
C335180(5)	AU-YEUNG KWAI YING	Individual
E531082(6)	SZE CHO WANG	Individual
G633091(5)	LAU WING YU AVA	Individual
G633186(5)	YIP TING CHOI STING	Individual
S0009799C	CHUA THIAM CHWEE ANDREW	Individual
S0113851J	WEE CHEOW KIM JULIANA	Individual
S1304935A	HO TWEE TENG	Individual
S1415762Z	CHUA CHEE HWEE	Individual
S2512688B	CHEONG AI LUAN	Individual
S2706397G	ANDREW DAVID CHARLES GLAUSER	Individual
S7123344H	GOH SOON HONG	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * C335180(5) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * AU-YEUNG KWAI YING

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : G/F 80 SAN UK TSUEN FANLING N.T.
HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

[Retrieve Details]

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 900

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G633091(5) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LAU WING YU AVA

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT D, 1/F, GREENLAND COURT PHASE DISCOVERY BAY

LANTAU ISLAND, NT, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 900

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7123344H [Retrieve Details]

Identification Type : * NRIC

Name : * GOH SOON HONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 589630 [Retrieve Address]

Block/House No. : 991

Street Name : **BUKIT TIMAH ROAD**

Unit : # 05 - 09

Building/Estate Name : **MAPLEWOODS CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1415762Z [Retrieve Details]

Identification Type : * NRIC

Name : * CHUA CHEE HWEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 470716 [Retrieve Address]

Block/House No. : 716

Street Name : **BEDOK RESERVOIR ROAD**

Unit : # 13 - 4500

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3200

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E531082(6) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * SZE CHO WANG

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 11/F, THE CENTER, 99 QUEEN'S ROAD CENTRAL
CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3400

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G633186(5) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * YIP TING CHOI STING

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 10D, BLOCK 3, TANNER GARDEN
NORTH POINT

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3400

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2706397G [Retrieve Details]

Identification Type : * NRIC

Name : * ANDREW DAVID CHARLES GLAUSER

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 267938 [Retrieve Address]

Block/House No. : 18

Street Name : **LEEDON HEIGHTS**

Unit : # 14 - 04

Building/Estate Name : **LEEDON HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

[ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4560

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2512688B [Retrieve Details]

Identification Type : * NRIC

Name : * CHIN KOK SOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436885 [Retrieve Address]

Block/House No. : 6C

Street Name : **TANJONG RHU ROAD**

Unit : # 03 - 01

Building/Estate Name : **LA VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

[Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6800

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0113851J [Retrieve Details]

Identification Type : * NRIC

Name : * WEE CHEOW KIM JULIANA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 658810 [Retrieve Address]

Block/House No. : 7

Street Name : **BURGUNDY DRIVE**

Unit : #

Building/Estate Name : **BURGUNDY HILL**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

[Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 9500

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * 712597123 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * BRENT NELSON SMITH

Nationality : * AMERICAN (503)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 23A EWART PARK, 279776 USA

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 15200

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1304935A [Retrieve Details]

Identification Type : * NRIC

Name : * HO TWEE TENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 549140 [Retrieve Address]

Block/House No. : 55

Street Name : **HIGHLAND ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 15200

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0009799C [Retrieve Details]

Identification Type : * NRIC

Name : * CHUA THIAM CHWEE ANDREW

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 119370 [Retrieve Address]

Block/House No. : 43

Street Name : **JAMBOL PLACE**

Unit : # -

Building/Estate Name : **CHELSEA VILLAGE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 19000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1513207643	86084215	0
Amount of Issued Share Capital :	1708273040	86084215	0
Amount of Paid-up Share Capital :	1708273040	86084215	0

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PAYMENTS

Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002188928A

Transaction No.	Company Registration No.	Company Name
C070101867	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002188928A	Date/Time : 06/03/2007 17:48
Transaction No	: C070101867	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :	-	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 929.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,620 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,207,643 1,620 1,513,209,263	1,708,273,040.00 24,413.40 1,708,297,453.40	Before Exercise Less Exercise After Exercise	22,642,197 (1,620) 22,640,577

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 6-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,620	$15.07	$24,413.40	
1,620	Total value of shares exercised =	$24,413.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1620		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E531082(6)	SZE CHO WANG	Individual
S2706397G	ANDREW DAVID CHARLES GLAUSER	Individual

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2706397G [Retrieve Details]

Identification Type : * NRIC

Name : * ANDREW DAVID CHARLES GLAUSER

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 267938 [Retrieve Address]

Block/House No. : 18

Street Name : **LEEDON HEIGHTS**

Unit : # 14 - 04

Building/Estate Name : **LEEDON HEIGHTS**

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

[Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 600

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E531082(6) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * SZE CHO WANG

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 11/F, THE CENTER, 99 QUEEN'S ROAD CENTRAL
CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1020

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513209263**	**86084215**	**0**
Amount of Issued Share Capital :	**1708297453.40**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1708297453.40**	**86084215**	**0**

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002188937A

Transaction No.	Company Registration No.	Company Name
C070101877	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002188937A	Date/Time : 06/03/2007 17:52
Transaction No	: C070101877	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 919.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

RECEIVED

2007 MAY -2 A 6:43

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 7, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,209,263 2,000 1,513,211,263	1,708,297,453.40 35,400.00 1,708,332,853.40	Before Exercise Less Exercise After Exercise	22,640,577 (2,000) 22,638,577

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 7-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$17.70	$35,400.00	
2,000	Total value of shares exercised =	$35,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S7318468A	TOK GEOK PENG	Individual

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7318468A [Retrieve Details]

Identification Type : * NRIC

Name : * TOK GEOK PENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 760298 [Retrieve Address]

Block/House No. : 298

Street Name : **YISHUN STREET 20**

Unit : # 09 - 51

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513211263**	**86084215**	**0**
Amount of Issued Share Capital :	**1708332853.40**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1708332853.40**	**86084215**	**0**

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PAYMENTS

Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002189900A

Transaction No.	Company Registration No.	Company Name
C070102920	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002189900A

Date/Time : 07/03/2007 14:09

Transaction No : C070102920

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 899.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,500 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,211,263 5,500 1,513,216,763	1,708,332,853.40 81,015.00 1,708,413,868.40	Before Exercise Less Exercise After Exercise	22,638,577 (5,500) 22,633,077

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 7-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,500	$14.73	$81,015.00	
5,500	Total value of shares exercised =	$81,015.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0079019B	KOK HAU LOONG	Individual
S1292835A	BAEY CHIN CHENG	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0079019B [Retrieve Details]

Identification Type : * NRIC

Name : * KOK HAU LOONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 468826 [Retrieve Address]

Block/House No. : 33

Street Name : **JALAN HAJI SALAM**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1292835A [Retrieve Details]

Identification Type : * NRIC

Name : * BAEY CHIN CHENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 278698 [Retrieve Address]

Block/House No. : 371

Street Name : **HOLLAND ROAD**

Unit : # 08 - 01

Building/Estate Name : **SERENADE @ HOLLAND, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4500

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513216763**	**86084215**	**0**
Amount of Issued Share Capital :	**1708413868.40**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1708413868.40**	**86084215**	**0**

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002189907A

Transaction No.	Company Registration No.	Company Name
C070102928	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002189907A

Date/Time : 07/03/2007 14:14

Transaction No : C070102928

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 889.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,160 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,216,763	1,708,413,868.40	Before Exercise	22,633,077
Preference Shares*	-	-	Add Exercise	8,160	84,864.00	Less Exercise	(8,160)
Preference Shares #	-	-	After Exercise	1,513,224,923	1,708,498,732.40	After Exercise	22,624,917

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 7-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,160	$10.40	$84,864.00	
8,160	Total value of shares exercised =	$84,864.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ 800366556 / ANDREW ROBERT FOWELL BUXTON ☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8160		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2666604Z	ANDREW KO YAN-SAU	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2666604Z Retrieve Details

Identification Type : * NRIC

Name : * ANDREW KO YAN-SAU

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 329247 Retrieve Address

Block/House No. : 12

Street Name : **JALAN MANIS**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : P.O. BOX 71965, LOS ANGELES, CA 90071 USA

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 8160

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513224923**	**86084215**	**0**
Amount of Issued Share Capital :	**1708498732.40**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1708498732.40**	**86084215**	**0**

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002189927A

Transaction No.	Company Registration No.	Company Name
C070102946	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002189927A

Date/Time : 07/03/2007 14:18

Transaction No : C070102946

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 879.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 11,640 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,224,923 11,640 1,513,236,563	1,708,498,732.40 171,457.20 1,708,670,189.60	Before Exercise Less Exercise After Exercise	22,624,917 (11,640) 22,613,277

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 7-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
11,640	$14.73	$171,457.20	
11,640	Total value of shares exercised =	$171,457.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11,640		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D368142(5)	TING KIN WAH	Individual
D449121(2)	SHING ANGELA OI-KWAN	Individual
D858182(8)	LI SO SUM	Individual
G598201(3)	HO PO SUM	Individual
S1786670B	TEO XAVIER IAN	Individual
S2511456F	TAN TEE MENG	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G598201(3) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * HO PO SUM

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E, 17/F, SCHOLASTIC GARDEN
4F LYTTELTA ROAD, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1320

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D858182(8) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LI SO SUM

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 408, BLK 46, HENG FA CHUEN
CHAIWAN, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1320

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1786670B [Retrieve Details]

Identification Type : * NRIC

Name : * TEO XAVIER IAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 278311 [Retrieve Address]

Block/House No. : 20

Street Name : **JALAN KEBAYA**

Unit : # -

Building/Estate Name : **HOLLAND GROVE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1520

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2511456F [Retrieve Details]

Identification Type : * NRIC

Name : * TAN TEE MENG

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 466501 [Retrieve Address]

Block/House No. : 453

Street Name : **UPPER EAST COAST ROAD**

Unit : # 04 - 01

Building/Estate Name : **SUMMIT, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1800

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D368142(5) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * TING KIN WAH ALBERT

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 10/F FLAT B, BLK 10, MONTE VISTA, 9 SHA ON STREET
MA ON SHAN, N.T., HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2840

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D449121(2) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * SHING ANGELA OI-KWAN

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT G, 33/F, TOWER B, HOLLYWOOD TERRACE,
268 QUEEN'S ROAD CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2840

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513236563**	**86084215**	**0**
Amount of Issued Share Capital :	**1708670189.60**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1708670189.60**	**86084215**	**0**

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002189983A

Transaction No.	Company Registration No.	Company Name
C070103000	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002189983A

Date/Time : 07/03/2007 14:31

Transaction No : C070103000

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 869.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,720 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,236,563 3,720 1,513,240,283	1,708,670,189.60 56,060.40 1,708,726,250.00	Before Exercise Less Exercise After Exercise	22,613,277 (3,720) 22,609,557

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 7-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,720	$15.07	$56,060.40	
3,720	Total value of shares exercised =	$56,060.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3720		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D368142(5)	TING KIN WAH	Individual
G598201(3)	HO PO SUM	Individual
S1786670B	TEO XAVIER IAN	Individual
S2666604Z	ANDREW KO YAN-SAU	Individual
S7222809Z	TEO LEE PING JENNY	Individual

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7222809Z [Retrieve Details]

Identification Type : * NRIC

Name : * TEO LEE PING JENNY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 270021 [Retrieve Address]

Block/House No. : 21

Street Name : **GHIM MOH ROAD**

Unit : # 01 - 193

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 30

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D368142(5) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * TING KIN WAH ALBERT

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 10/F FLAT B, BLK 10, MONTE VISTA, 9 SHA ON STREET
MA ON SHAN, N.T., HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 300

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1786670B [Retrieve Details]

Identification Type : * NRIC

Name : * TEO XAVIER IAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 278311 [Retrieve Address]

Block/House No. : 20

Street Name : **JALAN KEBAYA**

Unit : # -

Building/Estate Name : **HOLLAND GROVE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 450

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G598201(3) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * HO PO SUM

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E, 17/F, SCHOLASTIC GARDEN
4F LYTTELTA ROAD, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1,140

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a considertion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2666604Z [Retrieve Details]

Identification Type : * NRIC

Name : * ANDREW KO YAN-SAU

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 329247 [Retrieve Address]

Block/House No. : 12

Street Name : **JALAN MANIS**

Unit : #

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address : P.O. BOX 71965 LOS ANGELES, CA 90071
USA

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1800

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513240283**	**86084215**	**0**
Amount of Issued Share Capital :	**1708726250**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1708726250**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002190019A

Transaction No.	**Company Registration No.**	**Company Name**
C070103043	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002190019A

Date/Time : 07/03/2007 14:43

Transaction No : C070103043

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 859.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

RECEIVED

2007 MAR -9 A 5:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 8, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,240,283	1,708,726,250.00	Before Exercise	22,609,557
Preference Shares*	-	-	Add Exercise	4,000	70,800.00	Less Exercise	(4,000)
Preference Shares #	-	-	After Exercise	1,513,244,283	1,708,797,050.00	After Exercise	22,605,557

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 8-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$17.70	$70,800.00	
4,000	Total value of shares exercised =	$70,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1584392F	CHAN POH GEOK	Individual

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1584392F [Retrieve Details]

Identification Type : * NRIC

Name : * CHAN POH GEOK

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 425458 [Retrieve Address]

Block/House No. : 41E

Street Name : **LORONG L TELOK KURAU**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513244283**	**86084215**	**0**
Amount of Issued Share Capital :	**1708797050**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1708797050**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002191730A

Transaction No.	Company Registration No.	Company Name
C070104873	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002191730A

Date/Time : 08/03/2007 14:32

Transaction No : C070104873

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 849.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 25,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,244,283	1,708,797,050.00	Before Exercise	22,605,557
Preference Shares*	-	-	Add Exercise	25,000	368,250.00	Less Exercise	(25,000)
Preference Shares #	-	-	After Exercise	1,513,269,283	1,709,165,300.00	After Exercise	22,580,557

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 8-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
25,000	$14.73	$368,250.00	
25,000	Total value of shares exercised =	$368,250.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

2.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
M4340780	Goh Lee Ying Lynn	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * M4340780 Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * Goh Lee Ying Lynn

Nationality : * MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 458969 Retrieve Address

Block/House No. : 528

Street Name : **EAST COAST ROAD**

Unit : # 14 - 04

Building/Estate Name : **OCEAN PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 25000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513269283**	**86084215**	**0**
Amount of Issued Share Capital :	**1709165300**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1709165300**	**86084215**	**0**

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002191763A

Transaction No.	Company Registration No.	Company Name
C070104906	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002191763A

Date/Time : 08/03/2007 14:46

Transaction No : C070104906

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 839.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 33,880 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,269,283	1,709,165,300.00	Before Exercise	22,580,557
Preference Shares*	-	-	Add Exercise	33,880	499,052.40	Less Exercise	(33,880)
Preference Shares #	-	-	After Exercise	1,513,303,163	1,709,664,352.40	After Exercise	22,546,677

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang | Authorised Signature : ....

Designation : Vice President | Date : 8-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
33,880	$14.73	$499,052.40	
33,880	Total value of shares exercised =	$499,052.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	33880		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E615313(9)	CHUNG CHIK KAU	Individual
M4340780	Goh Lee Ying Lynn	Individual
S1187308A	DANIEL LO CHIN CHAI	Individual
S1359154G	NG SER TONG	Individual
S1599841E	NALINI YOGA WILLETTS	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1359154G Retrieve Details

Identification Type : * NRIC

Name : * NG SER TONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 538686 Retrieve Address

Block/House No. : 8

Street Name : **HOUGANG STREET 92**

Unit : # 12 - 03

Building/Estate Name : **REGENTVILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 400

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/03/2007 (dd/mm/yyyy)

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Please fill in the following Information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1187308A [Retrieve Details]

Identification Type : * NRIC

Name : * DANIEL LO CHIN CHAI

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 428731 [Retrieve Address]

Block/House No. : 12K

Street Name : **EAST COAST ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2280

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders List after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

Identification No. : * **E615313(9)**

Identification Type : * **PASSPORT/ OTHERS**

Name : * CHUNG CHIK KAU MICHAEL

Nationality : * HONG KONG RESIDENT (332)

Mobile No. :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT C, 27/F, BLOCK 4

CITY GARDEN NORTH POINT, HONG KONG

Class of Shares	Currency	Share Group	Shares Allotted	Total number of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)		3300	5700

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip

this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :

b) Class of shares allotted : Ordinary

c) Currency :

d) Date of allotment : (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | Shareholders list after the allotment | Summary of Capital

Please fill in the following information. Fields marked * must be completed.

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned :
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3300

b) Class of shares allotted : **Ordinary**

c) Currency : **SINGAPORE DOLLAR**

d) Date of allotment : 08/03/2007

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders List after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

Identification No. : * **S1599841E**

Identification Type : * **NRIC**

Name : * NALINI YOGA WILLETTS

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 239225 Retrieve Address

Block/House No. : 25

Street Name : **LEONIE HILL**

Unit : # 22 - 04

Building/Estate Name : **LEONIE GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

Class of Shares	Currency	Share Group	Shares Allotted	Total number of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)		4200	5700

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip

this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :

b) Class of shares allotted : Ordinary

c) Currency :

d) Date of allotment : (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	Shareholders list after the allotment	Summary of Capital

Please fill in the following information. Fields marked * must be completed.

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned :
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4200

b) Class of shares allotted : **Ordinary**

c) Currency : **SINGAPORE DOLLAR**

d) Date of allotment : 08/03/2007

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * M4340780 Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * Goh Lee Ying Lynn

Nationality : * MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 458969 Retrieve Address

Block/House No. : 528

Street Name : **EAST COAST ROAD**

Unit : # 14 - 04

Building/Estate Name : **OCEAN PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 23700

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513303163**	**86084215**	**0**
Amount of Issued Share Capital :	**1709664352.40**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1709664352.40**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002191813A

Transaction No.	Company Registration No.	Company Name
C070104954	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002191813A

Date/Time : 08/03/2007 14:58

Transaction No : C070104954

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 829.00

This is a computer-generated receipt. No signature is required.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 750 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,303,163 750 1,513,303,913	1,709,664,352.40 11,302.50 1,709,675,654.90	Before Exercise Less Exercise After Exercise	22,546,677 (750) 22,545,927

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sheryléne Wang
Authorised Signature : ....

Designation : Vice President
Date : 8-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
750	$15.07	$11,302.50	
750	Total value of shares exercised =	$11,302.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

5

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	750		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D449121(2)	SHING ANGELA OI-KWAN	Individual
G358292(1)	LOOK WAI YI	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G358292(1) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LOOK WAI YI LISA

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 16A NAM HOI MANSION, TAIKOOSHING
HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 210

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D449121(2) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * SHING ANGELA OI-KWAN

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address : FLAT G, 33/F , TOWER B, HOLLYWOOD TERRACE,
268 QUEEN'S ROAD CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 540

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513303913**	**86084215**	**0**
Amount of Issued Share Capital :	**1709675654.90**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1709675654.90**	**86084215**	**0**

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002191852A

Transaction No.	Company Registration No.	Company Name
C070104986	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002191852A

Date/Time : 08/03/2007 15:06

Transaction No : C070104986

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SEC MAIL PROCESSING SECTION
RECEIVED
APR 30 2007
WASH. D.C.
200

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME : 199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 819.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

RECEIVED

2007 MAY -2 ...

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 29, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,514,154,988	1,722,309,254.40	Before Exercise	21,694,852
Preference Shares*	-	-	Add Exercise	2,000	30,600.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,514,156,988	1,722,339,854.40	After Exercise	21,692,852

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 29-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$15.30	$30,600.00	
2,000	Total value of shares exercised =	$30,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON ☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	29/03/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514156988**	**86084215**	**0**
Amount of Issued Share Capital :	**1722339854.40**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1722339854.40**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002219561A

Transaction No.	Company Registration No.	Company Name
C070135904	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002219561A	Date/Time : 29/03/2007 13:19
Transaction No	: C070135904	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,189.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,514,156,988 5,000 1,514,161,988	1,722,339,854.40 88,500.00 1,722,428,354.40	Before Exercise Less Exercise After Exercise	21,692,852 (5,000) 21,687,852

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 29-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$17.70	$88,500.00	
5,000	Total value of shares exercised =	$88,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be *changed by suffixing time-*stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	29/03/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514161988**	**86084215**	**0**
Amount of Issued Share Capital :	**1722428354.40**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1722428354.40**	**86084215**	**0**

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002219565A

Transaction No.	**Company Registration No.**	**Company Name**
C070135910	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002219565A

Date/Time : 29/03/2007 13:22

Transaction No : C070135910

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,179.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,100 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,514,161,988	1,722,428,354.40	Before Exercise	21,687,852
Preference Shares*	-	-	Add Exercise	7,100	104,583.00	Less Exercise	(7,100)
Preference Shares #	-	-	After Exercise	1,514,169,088	1,722,532,937.40	After Exercise	21,680,752

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang — Authorised Signature : [signature]

Designation : Vice President — Date : 29-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,100	$14.73	$104,583.00	
7,100	Total value of shares exercised =	$104,583.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON ☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	29/03/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514169088**	**86084215**	**0**
Amount of Issued Share Capital :	**1722532937.40**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1722532937.40**	**86084215**	**0**

bizFILE

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002219568A

Transaction No.	Company Registration No.	Company Name
C070135914	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002219568A

Date/Time : 29/03/2007 13:24

Transaction No : C070135914

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,169.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,160 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,514,169,088 2,160 1,514,171,248	1,722,532,937.40 32,551.20 1,722,565,488.60	Before Exercise Less Exercise After Exercise	21,680,752 (2,160) 21,678,592

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 29-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,160	$15.07	$32,551.20	
2,160	Total value of shares exercised =	$32,551.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON ☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2160		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	29/03/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514171248**	**86084215**	**0**
Amount of Issued Share Capital :	**1722565488.60**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1722565488.60**	**86084215**	**0**

bizFILE

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002219571A

Transaction No.	**Company Registration No.**	**Company Name**
C070135919	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002219571A Date/Time : 29/03/2007 13:27

Transaction No : C070135919

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,159.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

RECEIVED

2007 MAY -2 A 5:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 30, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,514,171,248 3,000 1,514,174,248	1,722,565,488.60 53,100.00 1,722,618,588.60	Before Exercise Less Exercise After Exercise	21,678,592 (3,000) 21,675,592

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 30-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$17.70	$53,100.00	
3,000	Total value of shares exercised =	$53,100.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON ☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	30/03/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514174248**	**86084215**	**0**
Amount of Issued Share Capital :	**1722618588.60**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1722618588.60**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002221610A

Transaction No.	Company Registration No.	Company Name
C070138266	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002221610A

Date/Time : 30/03/2007 13:15

Transaction No : C070138266

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,149.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,300 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,514,174,248 3,300 1,514,177,548	1,722,618,588.60 34,320.00 1,722,652,908.60	Before Exercise Less Exercise After Exercise	21,675,592 (3,300) 21,672,292

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 30-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,300	$10.40	$34,320.00	
3,300	Total value of shares exercised =	$34,320.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	30/03/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees'. Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514177548**	**86084215**	**0**
Amount of Issued Share Capital :	**1722652908.60**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1722652908.60**	**86084215**	**0**

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002221614A

Transaction No.	Company Registration No.	Company Name
C070138273	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002221614A

Date/Time : 30/03/2007 13:17

Transaction No : C070138273

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,139.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 13,120 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,514,177,548 13,120 1,514,190,668	1,722,652,908.60 193,257.60 1,722,846,166.20	Before Exercise Less Exercise After Exercise	21,672,292 (13,120) 21,659,172

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 30-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
13,120	$14.73	$193,257.60	
13,120	Total value of shares exercised =	$193,257.60	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / ANDREW ROBERT FOWELL BUXTON ☐HA9016000 / LEUNG CHUN YING ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13120		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	30/03/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514190668**	**86084215**	**0**
Amount of Issued Share Capital :	**1722846166.20**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1722846166.20**	**86084215**	**0**

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/03/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002221616A

Transaction No.	Company Registration No.	Company Name
C070138281	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002221616A Date/Time : 30/03/2007 13:19

Transaction No : C070138281

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,129.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,590 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,514,190,668	1,722,846,166.20	Before Exercise	21,659,172
Preference Shares*	-	-	Add Exercise	2,590	39,031.30	Less Exercise	(2,590)
Preference Shares #	-	-	After Exercise	1,514,193,258	1,722,885,197.50	After Exercise	21,656,582

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the *Extraordinary General Meeting* held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 30-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,590	$15.07	$39,031.30	
2,590	Total value of shares exercised =	$39,031.30	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON ☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2590		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	30/03/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514193258**	**86084215**	**0**
Amount of Issued Share Capital :	**1722885197.50**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1722885197.50**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002221618A

Transaction No.	Company Registration No.	Company Name
C070138286	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002221618A

Date/Time : 30/03/2007 13:22

Transaction No : C070138286

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,119.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

RECEIVED

2007 MAY -2 A 6:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 19, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,750,773 2,000 1,513,752,773	1,716,430,220.30 35,400.00 1,716,465,620.30	Before Exercise Less Exercise After Exercise	22,099,067 (2,000) 22,097,067

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 19-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$17.70	$35,400.00	
2,000	Total value of shares exercised =	$35,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1635093A	HENG KIM CHWEE	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1635093A [Retrieve Details]

Identification Type : * NRIC

Name : * HENG KIM CHWEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 478927 [Retrieve Address]

Block/House No. : 3

Street Name : **BEDOK RESERVOIR VIEW**

Unit : # 13 - 04

Building/Estate Name : **AQUARIUS BY THE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 19/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513752773**	**86084215**	**0**
Amount of Issued Share Capital :	**1716465620.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1716465620.30**	**86084215**	**0**

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002203985A

Transaction No.	Company Registration No.	Company Name
C070118354	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002203985A

Date/Time : 19/03/2007 11:39

Transaction No : C070118354

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 529.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,500 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,752,773	1,716,465,620.30	Before Exercise	22,097,067
Preference Shares*	-	-	Add Exercise	4,500	46,800.00	Less Exercise	(4,500)
Preference Shares #	-	-	After Exercise	1,513,757,273	1,716,512,420.30	After Exercise	22,092,567

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 19-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,500	$10.40	$46,800.00	
4,500	Total value of shares exercised =	$46,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1358029D	GOH BAK KEOW	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (◉) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1358029D [Retrieve Details]

Identification Type : * NRIC

Name : * GOH BAK KEOW

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (◉) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 486838 [Retrieve Address]

Block/House No. : 708

Street Name : **UPPER CHANGI ROAD EAST**

Unit : # 03 - 05

Building/Estate Name : **CHANGI COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4500

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 19/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513757273**	**86084215**	**0**
Amount of Issued Share Capital :	**1716512420.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1716512420.30**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002204000A

Transaction No.	Company Registration No.	Company Name
C070118371	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002204000A

Date/Time : 19/03/2007 11:43

Transaction No : C070118371

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 519.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

RECEIVED

2007 MAY -2 A 6:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 20, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,757,273 4,000 1,513,761,273	1,716,512,420.30 61,200.00 1,716,573,620.30	Before Exercise Less Exercise After Exercise	22,092,567 (4,000) 22,088,567

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 20-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$15.30	$61,200.00	
4,000	Total value of shares exercised =	$61,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	20/03/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1513761273	86084215	0
Amount of Issued Share Capital :	1716573620.30	86084215	0
Amount of Paid-up Share Capital :	1716573620.30	86084215	0

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PAYMENTS

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002205380A

Transaction No.	Company Registration No.	Company Name
C070119943	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002205380A

Date/Time : 20/03/2007 10:04

Transaction No : C070119943

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 509.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,761,273 4,000 1,513,765,273	1,716,573,620.30 70,800.00 1,716,644,420.30	Before Exercise Less Exercise After Exercise	22,088,567 (4,000) 22,084,567

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 20-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$17.70	$70,800.00	
4,000	Total value of shares exercised =	$70,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	20/03/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513765273**	**86084215**	**0**
Amount of Issued Share Capital :	**1716644420.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1716644420.30**	**86084215**	**0**

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002205385A

Transaction No.	Company Registration No.	Company Name
C070119949	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002205385A

Date/Time : 20/03/2007 10:07

Transaction No : C070119949

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 499.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,765,273	1,716,644,420.30	Before Exercise	22,084,567
Preference Shares*	-	-	Add Exercise	10,000	147,300.00	Less Exercise	(10,000)
Preference Shares #	-	-	After Exercise	1,513,775,273	1,716,791,720.30	After Exercise	22,074,567

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 20-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$14.73	$147,300.00	
10,000	Total value of shares exercised =	$147,300.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (◉) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	20/03/2007		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513775273**	**86084215**	**0**
Amount of Issued Share Capital :	**1716791720.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1716791720.30**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002205394A

Transaction No.	Company Registration No.	Company Name
C070119957	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002205394A

Date/Time : 20/03/2007 10:10

Transaction No : C070119957

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 489.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 58,800 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,775,273 58,800 1,513,834,073	1,716,791,720.30 611,520.00 1,717,403,240.30	Before Exercise Less Exercise After Exercise	22,074,567 (58,800) 22,015,767

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 20-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
58,800	$10.40	$611,520.00	
58,800	Total value of shares exercised =	$611,520.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	58800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	20/03/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513834073**	**86084215**	**0**
Amount of Issued Share Capital :	**1717403240.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1717403240.30**	**86084215**	**0**

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002205410A

Transaction No.	Company Registration No.	Company Name
C070119971	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002205410A

Date/Time : 20/03/2007 10:13

Transaction No : C070119971

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 479.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 34,200 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,834,073 34,200 1,513,868,273	1,717,403,240.30 503,766.00 1,717,907,006.30	Before Exercise Less Exercise After Exercise	22,015,767 (34,200) 21,981,567

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 20-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
34,200	$14.73	$503,766.00	
34,200	Total value of shares exercised =	$503,766.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	34200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	20/03/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513868273**	**86084215**	**0**
Amount of Issued Share Capital :	**1717907006.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1717907006.30**	**86084215**	**0**

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002205418A

Transaction No.	Company Registration No.	Company Name
C070119979	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002205418A

Date/Time : 20/03/2007 10:16

Transaction No : C070119979

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 469.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 510 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,868,273	1,717,907,006.30	Before Exercise	21,981,567
Preference Shares*	-	-	Add Exercise	510	7,685.70	Less Exercise	(510)
Preference Shares #	-	-	After Exercise	1,513,868,783	1,717,914,692.00	After Exercise	21,981,057

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 20-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
510	$15.07	$7,685.70	
510	Total value of shares exercised =	$7,685.70	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	510		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	20/03/2007		

Save | Delete | Reset | Back

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513868783**	**86084215**	**0**
Amount of Issued Share Capital :	**1717914692**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1717914692**	**86084215**	**0**

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002205426A

Transaction No.	Company Registration No.	Company Name
C070119984	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002205426A

Date/Time : 20/03/2007 10:19

Transaction No : C070119984

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 459.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

RECEIVED
2007 MAY -2 A 10:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 21, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,868,783	1,717,914,692.00	Before Exercise	21,981,057
Preference Shares*	-	-	Add Exercise	6,000	106,200.00	Less Exercise	(6,000)
Preference Shares #	-	-	After Exercise	1,513,874,783	1,718,020,892.00	After Exercise	21,975,057

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang Authorised Signature : ....

Designation : Vice President Date : 21-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$17.70	$106,200.00	
6,000	Total value of shares exercised =	$106,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	21/03/2007		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513874783**	**86084215**	**0**
Amount of Issued Share Capital :	**1718020892**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1718020892**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002208722A

Transaction No.	Company Registration No.	Company Name
C070123549	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002208722A

Date/Time : 21/03/2007 18:30

Transaction No : C070123549

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 449.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,800 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,874,783	1,718,020,892.00	Before Exercise	21,975,057
Preference Shares*	-	-	Add Exercise	2,800	41,244.00	Less Exercise	(2,800)
Preference Shares #	-	-	After Exercise	1,513,877,583	1,718,062,136.00	After Exercise	21,972,257

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 21-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,800	$14.73	$41,244.00	
2,800	Total value of shares exercised =	$41,244.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	21/03/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513877583**	**86084215**	**0**
Amount of Issued Share Capital :	**1718062136**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1718062136**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/03/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002208789A

Transaction No.	Company Registration No.	Company Name
C070123624	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002208789A

Date/Time : 21/03/2007 19:09

Transaction No : C070123624

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 439.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 9,200 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,877,583 9,200 1,513,886,783	1,718,062,136.00 95,680.00 1,718,157,816.00	Before Exercise Less Exercise After Exercise	21,972,257 (9,200) 21,963,057

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 21-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
9,200	$10.40	$95,680.00	
9,200	Total value of shares exercised =	$95,680.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	21/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1513886783	86084215	0
Amount of Issued Share Capital :	1718157816	86084215	0
Amount of Paid-up Share Capital :	1718157816	86084215	0

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/03/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002208791A

Transaction No.	Company Registration No.	Company Name
C070123628	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002208791A

Date/Time : 21/03/2007 19:11

Transaction No : C070123628

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 429.00

This is a computer-generated receipt. No signature is required.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 15,020 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,886,783	1,718,157,816.00	Before Exercise	21,963,057
Preference Shares*	-	-	Add Exercise	15,020	221,244.60	Less Exercise	(15,020)
Preference Shares #	-	-	After Exercise	1,513,901,803	1,718,379,060.60	After Exercise	21,948,037

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 21-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
15,020	$14.73	$221,244.60	
15,020	Total value of shares exercised =	$221,244.60	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / ANDREW ROBERT FOWELL BUXTON
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA

- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15020		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	21/03/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1513901803	86084215	0
Amount of Issued Share Capital :	1718379060.60	86084215	0
Amount of Paid-up Share Capital :	1718379060.60	86084215	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002208795A

Transaction No.	Company Registration No.	Company Name
C070123633	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002208795A

Date/Time : 21/03/2007 19:13

Transaction No : C070123633

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 419.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,410 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,901,803	1,718,379,060.60	Before Exercise	21,948,037
Preference Shares*	-	-	Add Exercise	2,410	36,318.70	Less Exercise	(2,410)
Preference Shares #	-	-	After Exercise	1,513,904,213	1,718,415,379.30	After Exercise	21,945,627

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 21-Mar-2007

Enclosures

- *A copy of the Return of Allotment filed with the ACRA*
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares *(unless the additional listing fee payable is covered in the previous payment)*

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,410	$15.07	$36,318.70	
2,410	Total value of shares exercised =	$36,318.70	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2410		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	21/03/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513904213**	**86084215**	**0**
Amount of Issued Share Capital :	**1718415379.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1718415379.30**	**86084215**	**0**

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/03/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002208797A

Transaction No.	Company Registration No.	Company Name
C070123636	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002208797A

Date/Time : 21/03/2007 19:18

Print

Transaction No : C070123636

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 409.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

RECEIVED

2007 MAY -2 A 9:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 23, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 13,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,996,773 13,000 1,514,009,773	1,719,988,238.50 230,100.00 1,720,218,338.50	Before Exercise Less Exercise After Exercise	21,853,067 (13,000) 21,840,067

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 23-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
13,000	$17.70	$230,100.00	
13,000	Total value of shares exercised =	$230,100.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Please enter the Registration No.

Registration No :* 199901152M

Company Type(applicable to Public Company)

☑ Click here if the shares of the company are listed on the stock/securities exchange

Submit

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	23/03/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514009773**	**86084215**	**0**
Amount of Issued Share Capital :	**1720218338.50**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1720218338.50**	**86084215**	**0**

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/03/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002210740A

Transaction No.	Company Registration No.	Company Name
C070125779	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002210740A

Date/Time : 23/03/2007 10:03

Transaction No : C070125779

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,369.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 20,980 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,514,009,773	1,720,218,338.50	Before Exercise	21,840,067
Preference Shares*	-	-	Add Exercise	20,980	309,035.40	Less Exercise	(20,980)
Preference Shares #	-	-	After Exercise	1,514,030,753	1,720,527,373.90	After Exercise	21,819,087

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : [signature]

Designation : Vice President

Date : 23-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- *Cheque for* S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered *in the previous payment*)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
20,980	$14.73	$309,035.40	
20,980	Total value of shares exercised =	$309,035.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Please enter the Registration No.

Registration No :* 199901152M

Company Type(applicable to Public Company)

☑ Click here if the shares of the company are listed on the stock/securities exchange

Submit

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20980		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	23/03/2007		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514030753**	**86084215**	**0**
Amount of Issued Share Capital :	**1720527373.90**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1720527373.90**	**86084215**	**0**

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002210758A

Transaction No.	Company Registration No.	Company Name
C070125794	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002210758A

Date/Time : 23/03/2007 10:08

Transaction No : C070125794

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,359.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 36,560 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,514,030,753	1,720,527,373.90	Before Exercise	21,819,087
Preference Shares*	-	-	Add Exercise	36,560	380,224.00	Less Exercise	(36,560)
Preference Shares #	-	-	After Exercise	1,514,067,313	1,720,907,597.90	After Exercise	21,782,527

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 23-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
36,560	$10.40	$380,224.00	
36,560	Total value of shares exercised =	$380,224.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Please enter the Registration No.

Registration No :* 199901152M

Company Type(applicable to Public Company)

☑ Click here if the shares of the company are listed on the stock/securities exchange

Submit

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	36560		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	23/03/2007		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514067313**	**86084215**	**0**
Amount of Issued Share Capital :	**1720907597.90**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1720907597.90**	**86084215**	**0**

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/03/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002210783A

Transaction No.	Company Registration No.	Company Name
C070125822	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002210783A

Date/Time : 23/03/2007 10:14

Transaction No : C070125822

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,349.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,900 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,514,067,313 3,900 1,514,071,213	1,720,907,597.90 57,447.00 1,720,965,044.90	Before Exercise Less Exercise After Exercise	21,782,527 (3,900) 21,778,627

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 23-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,900	$14.73	$57,447.00	
3,900	Total value of shares exercised =	$57,447.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Please enter the Registration No.

Registration No :* 199901152M

Company Type(applicable to Public Company)

☑ Click here if the shares of the company are listed on the stock/securities exchange

Submit

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	23/03/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514071213**	**86084215**	**0**
Amount of Issued Share Capital :	**1720965044.90**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1720965044.90**	**86084215**	**0**

bizFILE

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/03/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002210824A

Transaction No.	**Company Registration No.**	**Company Name**
C070125863	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002210824A

Date/Time : 23/03/2007 10:24

Transaction No : C070125863

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,339.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

RECEIVED

2007 MAY -2 A 8:43

March 26, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,514,071,213 4,000 1,514,075,213	1,720,965,044.90 61,200.00 1,721,026,244.90	Before Exercise Less Exercise After Exercise	21,778,627 (4,000) 21,774,627

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 26-Mar-2007

Enciosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$15.30	$61,200.00	
4,000	Total value of shares exercised =	$61,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON ☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	26/03/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514075213**	**86084215**	**0**
Amount of Issued Share Capital :	**1721026244.90**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1721026244.90**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002213562A

Transaction No.	**Company Registration No.**	**Company Name**
C070128981	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002213562A

Date/Time : 26/03/2007 14:37

Transaction No : C070128981

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,329.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,514,075,213 7,000 1,514,082,213	1,721,026,244.90 123,900.00 1,721,150,144.90	Before Exercise Less Exercise After Exercise	21,774,627 (7,000) 21,767,627

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 26-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,000	$17.70	$123,900.00	
7,000	Total value of shares exercised =	$123,900.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	26/03/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514082213**	**86084215**	**0**
Amount of Issued Share Capital :	**1721150144.90**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1721150144.90**	**86084215**	**0**

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/03/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002213572A

Transaction No.	Company Registration No.	Company Name
C070128993	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002213572A

Date/Time : 26/03/2007 14:40

Transaction No : C070128993

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,319.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 16,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,514,082,213	1,721,150,144.90	Before Exercise	21,767,627
Preference Shares*	-	-	Add Exercise	16,000	235,680.00	Less Exercise	(16,000)
Preference Shares #	-	-	After Exercise	1,514,098,213	1,721,385,824.90	After Exercise	21,751,627

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : [signature]

Designation : Vice President

Date : 26-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
16,000	$14.73	$235,680.00	
16,000	Total value of shares exercised =	$235,680.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	26/03/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514098213**	**86084215**	**0**
Amount of Issued Share Capital :	**1721385824.90**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1721385824.90**	**86084215**	**0**

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/03/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002213584A

Transaction No.	Company Registration No.	Company Name
C070129007	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002213584A Date/Time : 26/03/2007 14:43

Transaction No : C070129007

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,309.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 9,000 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,514,098,213 9,000 1,514,107,213	1,721,385,824.90 132,570.00 1,721,518,394.90	Before Exercise Less Exercise After Exercise	21,751,627 (9,000) 21,742,627

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 26-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
9,000	$14.73	$132,570.00	
9,000	Total value of shares exercised =	$132,570.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	26/03/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514107213**	**86084215**	**0**
Amount of Issued Share Capital :	**1721518394.90**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1721518394.90**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002213594A

Transaction No.	Company Registration No.	Company Name
C070129020	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002213594A

Date/Time : 26/03/2007 14:46

Transaction No : C070129020

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,299.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 460 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,514,107,213 460 1,514,107,673	1,721,518,394.90 6,932.20 1,721,525,327.10	Before Exercise Less Exercise After Exercise	21,742,627 (460) 21,742,167

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 26-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
460	$15.07	$6,932.20	
460	Total value of shares exercised =	$6,932.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON ☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	460		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	26/03/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514107673**	**86084215**	**0**
Amount of Issued Share Capital :	**1721525327.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1721525327.10**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002213603A

Transaction No.	Company Registration No.	Company Name
C070129030	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002213603A Date/Time : 26/03/2007 14:48

Transaction No : C070129030

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,289.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

RECEIVED

2007 MAY -2 A 5:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 27, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,514,107,673	1,721,525,327.10	Before Exercise	21,742,167
Preference Shares*	-	-	Add Exercise	1,000	15,300.00	Less Exercise	(1,000)
Preference Shares #	-	-	After Exercise	1,514,108,673	1,721,540,627.10	After Exercise	21,741,167

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 27-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$15.30	$15,300.00	
1,000	Total value of shares exercised =	$15,300.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON ☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	27/03/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514108673**	**86084215**	**0**
Amount of Issued Share Capital :	**1721540627.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1721540627.10**	**86084215**	**0**

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002214941A

Transaction No.	**Company Registration No.**	**Company Name**
C070130523	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002214941A

Date/Time : 27/03/2007 11:04

Transaction No : C070130523

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,279.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,514,108,673	1,721,540,627.10	Before Exercise	21,741,167
Preference Shares*	-	-	Add Exercise	6,000	106,200.00	Less Exercise	(6,000)
Preference Shares #	-	-	After Exercise	1,514,114,673	1,721,646,827.10	After Exercise	21,735,167

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 27-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$17.70	$106,200.00	
6,000	Total value of shares exercised =	$106,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	27/03/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1514114673	86084215	0
Amount of Issued Share Capital :	1721646827.10	86084215	0
Amount of Paid-up Share Capital :	1721646827.10	86084215	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002214957A

Transaction No.	Company Registration No.	Company Name
C070130546	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002214957A

Date/Time : 27/03/2007 11:08

Transaction No : C070130546

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,269.00

This is a computer-generated receipt. No signature is required.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,514,114,673	1,721,646,827.10	Before Exercise	21,735,167
Preference Shares*	-	-	Add Exercise	3,000	44,190.00	Less Exercise	(3,000)
Preference Shares #	-	-	After Exercise	1,514,117,673	1,721,691,017.10	After Exercise	21,732,167

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 27-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$14.73	$44,190.00	
3,000	Total value of shares exercised =	$44,190.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON ☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	27/03/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514117673**	**86084215**	**0**
Amount of Issued Share Capital :	**1721691017.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1721691017.10**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002214979A

Transaction No.	Company Registration No.	Company Name
C070130567	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002214979A

Date/Time : 27/03/2007 11:13

Transaction No : C070130567

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,259.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,400 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,514,117,673 1,400 1,514,119,073	1,721,691,017.10 20,622.00 1,721,711,639.10	Before Exercise Less Exercise After Exercise	21,732,167 (1,400) 21,730,767

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang — Authorised Signature : ....

Designation : Vice President — Date : 27-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,400	$14.73	$20,622.00	
1,400	Total value of shares exercised =	$20,622.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / ANDREW ROBERT FOWELL BUXTON ☐HA9016000 / LEUNG CHUN YING ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	27/03/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514119073**	**86084215**	**0**
Amount of Issued Share Capital :	**1721711639.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1721711639.10**	**86084215**	**0**

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002214991A

Transaction No.	**Company Registration No.**	**Company Name**
C070130579	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002214991A

Date/Time : 27/03/2007 11:16

Transaction No : C070130579

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,249.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

RECEIVED

2007 MAY -2 A 10:41

March 28, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,375 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,514,119,073	1,721,711,639.10	Before Exercise	21,730,767
Preference Shares*	-	-	Add Exercise	5,375	82,237.50	Less Exercise	(5,375)
Preference Shares #	-	-	After Exercise	1,514,124,448	1,721,793,876.60	After Exercise	21,725,392

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 28-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,375	$15.30	$82,237.50	
5,375	Total value of shares exercised =	$82,237.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON ☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5375		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	28/03/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514124448**	**86084215**	**0**
Amount of Issued Share Capital :	**1721793876.60**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1721793876.60**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002218186A

Transaction No.	Company Registration No.	Company Name
C070134258	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002218186A   Date/Time : 28/03/2007 16:50

Transaction No : C070134258

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,239.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 22,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,514,124,448	1,721,793,876.60	Before Exercise	21,725,392
Preference Shares*	-	-	Add Exercise	22,000	389,400.00	Less Exercise	(22,000)
Preference Shares #	-	-	After Exercise	1,514,146,448	1,722,183,276.60	After Exercise	21,703,392

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 28-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
22,000	$17.70	$389,400.00	
22,000	Total value of shares exercised =	$389,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	28/03/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1514146448	86084215	0
Amount of Issued Share Capital :	1722183276.60	86084215	0
Amount of Paid-up Share Capital :	1722183276.60	86084215	0

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002218212A

Transaction No.	Company Registration No.	Company Name
C070134289	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002218212A

Date/Time : 28/03/2007 16:54

Transaction No : C070134289

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,229.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,514,146,448	1,722,183,276.60	Before Exercise	21,703,392
Preference Shares*	-	-	Add Exercise	4,000	58,920.00	Less Exercise	(4,000)
Preference Shares #	-	-	After Exercise	1,514,150,448	1,722,242,196.60	After Exercise	21,699,392

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 28-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$14.73	$58,920.00	
4,000	Total value of shares exercised =	$58,920.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON ☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	28/03/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514150448**	**86084215**	**0**
Amount of Issued Share Capital :	**1722242196.60**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1722242196.60**	**86084215**	**0**

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002218226A

Transaction No.	Company Registration No.	Company Name
C070134310	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002218226A

Date/Time : 28/03/2007 16:57

Transaction No : C070134310

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,219.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$14.73	$58,920.00	
4,000	Total value of shares exercised =	$58,920.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON ☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	28/03/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1514154448	86084215	0
Amount of Issued Share Capital :	1722301116.60	86084215	0
Amount of Paid-up Share Capital :	1722301116.60	86084215	0

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/03/2007

Submit Cancel

***Notice* : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002218246A

Transaction No.	Company Registration No.	Company Name
C070134328	199901152M	DBS GROUP HOLDINGS LTD

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002218246A Date/Time : 28/03/2007 16:59

Transaction No : C070134328 Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,209.00

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 540 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,514,154,448 540 1,514,154,988	1,722,301,116.60 8,137.80 1,722,309,254.40	Before Exercise Less Exercise After Exercise	21,695,392 (540) 21,694,852

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 28-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
540	$15.07	$8,137.80	
540	Total value of shares exercised =	$8,137.80	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	540		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	28/03/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1514154988**	**86084215**	**0**
Amount of Issued Share Capital :	**1722309254.40**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1722309254.40**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002218257A

Transaction No.	Company Registration No.	Company Name
C070134345	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002218257A

Date/Time : 28/03/2007 17:02

Transaction No : C070134345

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,199.00

This is a computer-generated receipt. No signature is required.

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DBS

March 9, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 58,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,303,913	1,709,675,654.90	Before Exercise	22,545,927
Preference Shares*	-	-	Add Exercise	58,000	1,026,600.00	Less Exercise	(58,000)
Preference Shares #	-	-	After Exercise	1,513,361,913	1,710,702,254.90	After Exercise	22,487,927

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 9-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
58,000	$17.70	$1,026,600.00	
58,000	Total value of shares exercised =	$1,026,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	58000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
BC243892	KWOK CHUN-WAH CONRAD	Individual
S1111892E	TEO KANG HENG	Individual
S1557545Z	TEO PIT KOON	Individual
S1619288J	LOU MUI LEE	Individual
Z1170119	KANKIPATI RAJAN RAJU	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Z1170119 Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * KANKIPATI RAJAN RAJU

Nationality : * INDIAN (354)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 248732 Retrieve Address

Block/House No. : 11

Street Name : **NATHAN ROAD**

Unit : # 10 - 01

Building/Estate Name : **REGENCY PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1557545Z Retrieve Details

Identification Type : * NRIC

Name : * TEO PIT KOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 510110 Retrieve Address

Block/House No. : 110

Street Name : **PASIR RIS STREET 11**

Unit : # 03 - 619

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1111892E [Retrieve Details]

Identification Type : * NRIC

Name : * TEO KANG HENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 159960 [Retrieve Address]

Block/House No. : 370G

Street Name : **ALEXANDRA ROAD**

Unit : # 14 - 08

Building/Estate Name : **ANCHORAGE CONDOMINIUM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 15000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * BC243892 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * KWOK CHUN-WAH CONRAD

Nationality : * CANADIAN (501)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436755 [Retrieve Address]

Block/House No. : 56B

Street Name : **WILKINSON ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 15000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1619288J [Retrieve Details]

Identification Type : * NRIC

Name : * LOU MUI LEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 658755 [Retrieve Address]

Block/House No. : 42

Street Name : **BURGUNDY CRESCENT**

Unit : # -

Building/Estate Name : **BURGUNDY HILL**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 15000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513361913**	**86084215**	**0**
Amount of Issued Share Capital :	**1710702254.90**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1710702254.90**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	09/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002193370A

Transaction No.	Company Registration No.	Company Name
C070106670	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002193370A

Date/Time : 09/03/2007 14:01

Transaction No : C070106670

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 809.00

This is a computer-generated receipt. No signature is required.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 14,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,361,913	1,710,702,254.90	Before Exercise	22,487,927
Preference Shares*	-	-	Add Exercise	14,000	206,220.00	Less Exercise	(14,000)
Preference Shares #	-	-	After Exercise	1,513,375,913	1,710,908,474.90	After Exercise	22,473,927

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 9-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
14,000	$14.73	$206,220.00	
14,000	Total value of shares exercised =	$206,220.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
BC243892	KWOK CHUN-WAH CONRAD	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * BC243892 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * KWOK CHUN-WAH CONRAD

Nationality : * CANADIAN (501)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436755 [Retrieve Address]

Block/House No. : 56B

Street Name : **WILKINSON ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 14000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513375913**	**86084215**	**0**
Amount of Issued Share Capital :	**1710908474.90**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1710908474.90**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	09/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002193385A

Transaction No.	Company Registration No.	Company Name
C070106685	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002193385A
Transaction No	: C070106685
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 09/03/2007 14:07

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 799.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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RECEIVED

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002193438A	Date/Time :	09/03/2007 14:29
Transaction No	: C070106745		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 769.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002193438A

Transaction No.	Company Registration No.	Company Name
C070106745	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	09/03/2007

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513386133**	**86084215**	**0**
Amount of Issued Share Capital :	**1711046413.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1711046413.10**	**86084215**	**0**

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 900

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (◉) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2664560C [Retrieve Details]

Identification Type : * NRIC

Name : * LYNDSAY CARL SOARES

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 449292 [Retrieve Address]

Block/House No. : 5000K

Street Name : **MARINE PARADE ROAD**

Unit : # 19 - 46

Building/Estate Name : **LAGOON VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. *Enter the same alphabet in the box for every allottee in the same group.* Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 240

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1807859G [Retrieve Details]

Identification Type : * NRIC

Name : * FOO BOON PING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510505 [Retrieve Address]

Block/House No. : 505

Street Name : **PASIR RIS STREET 52**

Unit : # 05 - 199

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1807859G	FOO BOON PING	Individual
S2664560C	LYNDSAY CARL SOARES	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1140		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		

Save | Delete | Reset | Back

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / ANDREW ROBERT FOWELL BUXTON

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,140	$15.07	$17,179.80	
1,140	Total value of shares exercised =	$17,179.80	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,140 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,384,993	1,711,029,233.30	Before Exercise	22,464,847
Preference Shares*	-	-	Add Exercise	1,140	17,179.80	Less Exercise	(1,140)
Preference Shares #	-	-	After Exercise	1,513,386,133	1,711,046,413.10	After Exercise	22,463,707

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang Authorised Signature : ....

Designation : Vice President Date : 9-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002193418A	Date/Time : 09/03/2007 14:23
Transaction No	: C070106721	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 779.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002193418A

Transaction No.	Company Registration No.	Company Name
C070106721	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	09/03/2007

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513384993**	**86084215**	**0**
Amount of Issued Share Capital :	**1711029233.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1711029233.30**	**86084215**	**0**

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3040

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/03/2007 (dd/mm/yyyy)

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2664560C [Retrieve Details]

Identification Type : * NRIC

Name : * LYNDSAY CARL SOARES

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 449292 [Retrieve Address]

Block/House No. : 5000K

Street Name : **MARINE PARADE ROAD**

Unit : # 19 - 46

Building/Estate Name : **LAGOON VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3040

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/03/2007 (dd/mm/yyyy)

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1807859G [Retrieve Details]

Identification Type : * NRIC

Name : * FOO BOON PING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510505 [Retrieve Address]

Block/House No. : 505

Street Name : **PASIR RIS STREET 52**

Unit : # 05 - 199

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1807859G	FOO BOON PING	Individual
S2664560C	LYNDSAY CARL SOARES	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6080		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,080	$14.73	$89,558.40	
6,080	Total value of shares exercised =	$89,558.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,080 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,378,913	1,710,939,674.90	Before Exercise	22,470,927
Preference Shares*	-	-	Add Exercise	6,080	89,558.40	Less Exercise	(6,080)
Preference Shares #	-	-	After Exercise	1,513,384,993	1,711,029,233.30	After Exercise	22,464,847

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 9-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002193400A

Date/Time : 09/03/2007 14:17

Transaction No : C070106700

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 789.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002193400A

Transaction No.	Company Registration No.	Company Name
C070106700	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	09/03/2007

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513378913**	**86084215**	**0**
Amount of Issued Share Capital :	**1710939674.90**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1710939674.90**	**86084215**	**0**

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2578675J [Retrieve Details]

Identification Type : * NRIC

Name : * CHIN SOI YOK

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 680605 [Retrieve Address]

Block/House No. : 605

Street Name : **CHOA CHU KANG STREET 62**

Unit : # 06 - 147

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G801289(9) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LEUNG KA PO

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT C1, 10/F SANPOKONG MANSION
98 CHOI HUNG ROAD, KOWLOON, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G801289(9)	LEUNG KA PO	Individual
S2578675J	CHIN SOI YOK	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save | Delete | Reset | Back

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$10.40	$31,200.00	
3,000	Total value of shares exercised =	$31,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,375,913	1,710,908,474.90	Before Exercise	22,473,927
Preference Shares*	-	-	Add Exercise	3,000	31,200.00	Less Exercise	(3,000)
Preference Shares #	-	-	After Exercise	1,513,378,913	1,710,939,674.90	After Exercise	22,470,927

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang — Authorised Signature : [signature]

Designation : Vice President — Date : 9-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

DBS

March 12, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,386,133	1,711,046,413.10	Before Exercise	22,463,707
Preference Shares*	-	-	Add Exercise	5,000	76,500.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,513,391,133	1,711,122,913.10	After Exercise	22,458,707

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang — Authorised Signature : ....

Designation : Vice President — Date : 12-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$15.30	$76,500.00	
5,000	Total value of shares exercised =	$76,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1387104C	TAN CHEE KEON	Individual

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1387104C [Retrieve Details]

Identification Type : * NRIC

Name : * TAN CHEE KEON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 688490 [Retrieve Address]

Block/House No. : 170

Street Name : **VERDE CRESCENT**

Unit : # -

Building/Estate Name : **VILLA VERDE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 12/03/2007 (dd/mm/yyyy)

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513391133**	**86084215**	**0**
Amount of Issued Share Capital :	**1711122913.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1711122913.10**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002196136A

Transaction No.	Company Registration No.	Company Name
C070109856	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002196136A
Transaction No	: C070109856
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 12/03/2007 17:17

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 759.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,391,133 10,000 1,513,401,133	1,711,122,913.10 177,000.00 1,711,299,913.10	Before Exercise Less Exercise After Exercise	22,458,707 (10,000) 22,448,707

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 12-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$17.70	$177,000.00	
10,000	Total value of shares exercised =	$177,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1256158Z	TAN CHUAN LYE	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1256158Z

Retrieve Details

Identification Type : * NRIC

Name : * TAN CHUAN LYE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 805969 Retrieve Address

Block/House No. : 5

Street Name : **UPPER NERAM ROAD**

Unit : # -

Building/Estate Name : **TUAN SING PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 12/03/2007 (dd/mm/yyyy)

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513401133**	**86084215**	**0**
Amount of Issued Share Capital :	**1711299913.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1711299913.10**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002196169A

Transaction No.	Company Registration No.	Company Name
C070109895	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002196169A
Transaction No	: C070109895
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 12/03/2007 17:26

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 749.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,500 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,401,133 3,500 1,513,404,633	1,711,299,913.10 51,555.00 1,711,351,468.10	Before Exercise Less Exercise After Exercise	22,448,707 (3,500) 22,445,207

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 12-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,500	$14.73	$51,555.00	
3,500	Total value of shares exercised =	$51,555.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G594242(9)	LIU WA CHING DANNY	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G594242(9) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LIU WA CHING DANNY

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 14/F, MAN YEE BUILDING, 68 DES VOEUX ROAD
CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3500

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 12/03/2007 (dd/mm/yyyy)

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513404633**	**86084215**	**0**
Amount of Issued Share Capital :	**1711351468.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1711351468.10**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002196191A

Transaction No.	Company Registration No.	Company Name
C070109917	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002196191A

Date/Time : 12/03/2007 17:30

Transaction No : C070109917

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 739.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 19,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,404,633	1,711,351,468.10	Before Exercise	22,445,207
Preference Shares*	-	-	Add Exercise	19,000	197,600.00	Less Exercise	(19,000)
Preference Shares #	-	-	After Exercise	1,513,423,633	1,711,549,068.10	After Exercise	22,426,207

3. *Outstanding Warrants/TSRs* : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 12-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
19,000	$10.40	$197,600.00	
19,000	Total value of shares exercised =	$197,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐HA9016000 / LEUNG CHUN YING ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	19000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G560927(4)	KWOK WAI KI	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G560927(4) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * KWOK WAI KI

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT D, 30/F, BLOCK 3, THE GRAND PANDRANA,

MID-LEVELS, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [ ] Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 19000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 12/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513423633**	**86084215**	**0**
Amount of Issued Share Capital :	**1711549068.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1711549068.10**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002196206A

Transaction No.	Company Registration No.	Company Name
C070109931	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002196206A

Date/Time : 12/03/2007 17:35

Transaction No : C070109931

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 729.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,440 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,423,633	1,711,549,068.10	Before Exercise	22,426,207
Preference Shares*	-	-	Add Exercise	10,440	153,781.20	Less Exercise	(10,440)
Preference Shares #	-	-	After Exercise	1,513,434,073	1,711,702,849.30	After Exercise	22,415,767

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 12-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,440	$14.73	$153,781.20	
10,440	Total value of shares exercised =	$153,781.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10440		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D023513(0)	YU CHIU MING ANTHONY	Individual
M540803105699	CHOO KAH HOE	Individual
S2220376B	MUI CHEUK SANG	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D023513(0) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * YU CHIU MING ANTHONY

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT A 12/F BLOCK 4 PROVIDENT CENTRE
NO. 27 WHARF ROAD NORTH POINT HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2840

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 12/03/2007 (dd/mm/yyyy)

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Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * M540803105699 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHOO KAH HOE

Nationality : * MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 2 JALAN TERATAZ, TAMAN, MUDUN
9 MILE, CHERAS, 43200 MALAYSIA

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3800

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 12/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2220376B Retrieve Details

Identification Type : * NRIC

Name : * MUI CHEUK SANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268828 Retrieve Address

Block/House No. : 22

Street Name : **FARRER ROAD**

Unit : # 06 - 03

Building/Estate Name : **WILSHIRE APARTMENT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) -

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3800

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 12/03/2007 (dd/mm/yyyy)

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513434073**	**86084215**	**0**
Amount of Issued Share Capital :	**1711702849.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1711702849.30**	**86084215**	**0**

[redacted]

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002196232A

Transaction No.	Company Registration No.	Company Name
C070109955	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002196232A

Date/Time : 12/03/2007 17:41

Transaction No : C070109955

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 719.00

This is a computer-generated receipt. No signature is required.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,520 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,434,073	1,711,702,849.30	Before Exercise	22,415,767
Preference Shares*	-	-	Add Exercise	2,520	37,976.40	Less Exercise	(2,520)
Preference Shares #	-	-	After Exercise	1,513,436,593	1,711,740,825.70	After Exercise	22,413,247

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 12-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,520	$15.07	$37,976.40	
2,520	Total value of shares exercised =	$37,976.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2520		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D023513(0)	YU CHIU MING ANTHONY	Individual
S1304935A	HO TWEE TENG	Individual
S1782930J	TAN MAY LIN GRACE	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1782930J Retrieve Details

Identification Type : * NRIC

Name : * TAN MAY LIN GRACE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 358719 Retrieve Address

Block/House No. : 25C

Street Name : **LORONG SELANGAT**

Unit : # -

Building/Estate Name : **SERENE VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 60

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 12/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D023513(0) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * YU CHIU MING ANTHONY

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address : FLAT A 12/F BLOCK 4 PROVIDENT CENTRE

NO. 27 WHARF ROAD NORTH POINT HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 360

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 12/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1304935A [Retrieve Details]

Identification Type : * NRIC

Name : * HO TWEE TENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 549140 [Retrieve Address]

Block/House No. : 55

Street Name : **HIGHLAND ROAD**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2100

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 12/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513436593**	**86084215**	**0**
Amount of Issued Share Capital :	**1711740825.70**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1711740825.70**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002196261A

Transaction No.	Company Registration No.	Company Name
C070109986	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002196261A

Date/Time : 12/03/2007 17:50

Transaction No : C070109986

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 709.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

March 13, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 62,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,436,593	1,711,740,825.70	Before Exercise	22,413,247
Preference Shares*	-	-	Add Exercise	62,000	1,097,400.00	Less Exercise	(62,000)
Preference Shares #	-	-	After Exercise	1,513,498,593	1,712,838,225.70	After Exercise	22,351,247

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : [signature]

Designation : Vice President

Date : 13-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
62,000	$17.70	$1,097,400.00	
62,000	Total value of shares exercised =	$1,097,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	62000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
BC283308	WONG SIU FUN	Individual
D176175(8)	WONG CHI KEUNG SIMON	Individual
S1815067J	LIM LOO TSE	Individual
S7470066G	ANG CHER BOON	Individual

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1815067J [Retrieve Details]

Identification Type : * NRIC

Name : * LIM LOO TSE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 786835 [Retrieve Address]

Block/House No. : 135

Street Name : **LENTOR STREET**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

[Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7470066G [Retrieve Details]

Identification Type : * NRIC

Name : * ANG CHER BOON

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 127987 [Retrieve Address]

Block/House No. : 65C

Street Name : **WEST COAST DRIVE**

Unit : # -

Building/Estate Name : **HONG LEONG GARDEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D176175(8) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * WONG CHI KEUNG SIMON

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT G, 22/F WISTERIA MANSION,
TAI KOO SAING, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a considieartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * BC283308 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * WONG SIU FUN

Nationality : * CANADIAN (501)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259954 [Retrieve Address]

Block/House No. : 7

Street Name : **ARDMORE PARK**

Unit : # 07 - 01

Building/Estate Name : **PIN TJOE COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 40000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1513498593	86084215	0
Amount of Issued Share Capital :	1712838225.70	86084215	0
Amount of Paid-up Share Capital :	1712838225.70	86084215	0

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002197784A

Transaction No.	Company Registration No.	Company Name
C070111650	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002197784A

Date/Time : 13/03/2007 16:31

Transaction No : C070111650

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 699.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 35,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,498,593	1,712,838,225.70	Before Exercise	22,351,247
Preference Shares*	-	-	Add Exercise	35,000	515,550.00	Less Exercise	(35,000)
Preference Shares #	-	-	After Exercise	1,513,533,593	1,713,353,775.70	After Exercise	22,316,247

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 13-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
35,000	$14.73	$515,550.00	
35,000	Total value of shares exercised =	$515,550.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	35000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1114951J	HENG YEOW KHING	Individual
S2552857C	HO TIN HON	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2552857C [Retrieve Details]

Identification Type : * NRIC

Name : * HO TIN HON

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 596288 [Retrieve Address]

Block/House No. : 1001

Street Name : **BUKIT TIMAH ROAD**

Unit : # 03 - 06

Building/Estate Name : **THE STERLING**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1114951J [Retrieve Details]

Identification Type : * NRIC

Name : * HENG YEOW KHING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 489840 [Retrieve Address]

Block/House No. : 24

Street Name : **BEDOK RIA CRESCENT**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 25000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513533593**	**86084215**	**0**
Amount of Issued Share Capital :	**1713353775.70**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1713353775.70**	**86084215**	**0**

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/03/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002197809A

Transaction No.	Company Registration No.	Company Name
C070111679	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002197809A

Date/Time : 13/03/2007 16:38

Transaction No : C070111679

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 689.00

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 32,780 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,533,593	1,713,353,775.70	Before Exercise	22,316,247
Preference Shares*	-	-	Add Exercise	32,780	340,912.00	Less Exercise	(32,780)
Preference Shares #	-	-	After Exercise	1,513,566,373	1,713,694,687.70	After Exercise	22,283,467

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 13-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
32,780	$10.40	$340,912.00	
32,780	Total value of shares exercised =	$340,912.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	32780		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0077351D	CHNG CHIO KUANG	Individual
S2198244Z	TAN SOH LENG	Individual
S2666826C	CHEUNG CHUNG WING WATER	Individual

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0077351D [Retrieve Details]

Identification Type : * NRIC

Name : * CHNG CHIO KUANG FLORA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 459293 [Retrieve Address]

Block/House No. : 14

Street Name : **DUNBAR WALK**

Unit : # -

Building/Estate Name : **FRANKEL ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4480

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2198244Z [Retrieve Details]

Identification Type : * NRIC

Name : * TAN SOH LENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 579980 [Retrieve Address]

Block/House No. : 6

Street Name : **ANGKLONG LANE**

Unit : # 06 - 04

Building/Estate Name : **FABER GARDEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 9600

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2666826C [Retrieve Details]

Identification Type : * NRIC

Name : * CHEUNG CHUNG WING WATER

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 298309 [Retrieve Address]

Block/House No. : 14

Street Name : **NAROOMA ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

[Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 18700

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513566373**	**86084215**	**0**
Amount of Issued Share Capital :	**1713694687.70**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1713694687.70**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002197843A

Transaction No.	Company Registration No.	Company Name
C070111708	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002197843A

Date/Time : 13/03/2007 16:45

Transaction No : C070111708

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 679.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 22,980 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,566,373	1,713,694,687.70	Before Exercise	22,283,467
Preference Shares*	-	-	Add Exercise	22,980	338,495.40	Less Exercise	(22,980)
Preference Shares #	-	-	After Exercise	1,513,589,353	1,714,033,183.10	After Exercise	22,260,487

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 13-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
22,980	$14.73	$338,495.40	
22,980	Total value of shares exercised =	$338,495.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22980		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
BC283308	WONG SIU FUN	Individual
C294616(3)	YUEN SIU PO	Individual
S0079019B	KOK HAU LOONG	Individual
S0125835D	KOH WEE KIANG	Individual
S1597058H	LEE SENG HWANG	Individual
S1746147H	CHIN YOOK POW	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (◉) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1746147H [Retrieve Details]

Identification Type : * NRIC

Name : * CHIN YOOK POW

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 138687 [Retrieve Address]

Block/House No. : 30

Street Name : **DOVER RISE**

Unit : # 08 - 02

Building/Estate Name : **DOVER PARKVIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 760

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0079019B Retrieve Details

Identification Type : * NRIC

Name : * KOK HAU LOONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 468826 Retrieve Address

Block/House No. : 33

Street Name : **JALAN HAJI SALAM**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S01250835D Retrieve Details

Identification Type : * NRIC

Name : * KOH WEE KIANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 458883 Retrieve Address

Block/House No. : 60

Street Name : **ELITE PARK AVENUE**

Unit : # -

Building/Estate Name : **SOUTH UNION PARK**

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1520

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1597058H [Retrieve Details]

Identification Type : * NRIC

Name : * LEE SENG HWANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 670213 [Retrieve Address]

Block/House No. : 213

Street Name : **PETIR ROAD**

Unit : # 05 - 503

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2100

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * C294616(3) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * YUEN SIU PO

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT H, 23/F, BLOCK 7 JUBILEE GARDEN, SHATIN,
HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6200

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * BC283308 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * WONG SIU FUN

Nationality : * CANADIAN (501)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 259954 [Retrieve Address]

Block/House No. : 7

Street Name : **ARDMORE PARK**

Unit : # 07 - 01

Building/Estate Name : **PIN TJOE COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 11400

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513589353**	**86084215**	**0**
Amount of Issued Share Capital :	**1714033183.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1714033183.10**	**86084215**	**0**

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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002197923A

Transaction No.	Company Registration No.	Company Name
C070111784	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002197923A

Date/Time : 13/03/2007 17:03

Transaction No : C070111784

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 669.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 27,300 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,589,353	1,714,033,183.10	Before Exercise	22,260,487
Preference Shares*	-	-	Add Exercise	27,300	411,411.00	Less Exercise	(27,300)
Preference Shares #	-	-	After Exercise	1,513,616,653	1,714,444,594.10	After Exercise	22,233,187

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 13-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
27,300	$15.07	$411,411.00	
27,300	Total value of shares exercised =	$411,411.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	27300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
BC283308	WONG SIU FUN	Individual
S0125835D	KOH WEE KIANG	Individual
S0139086D	TAN TOCK LOON PHILIP	Individual
S1361981F	WONG KONG SING	Individual
S1746147H	CHIN YOOK POW	Individual
S1857122F	FOO JI MING	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1857122F [Retrieve Details]

Identification Type : * NRIC

Name : * FOO JI MING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 248362 [Retrieve Address]

Block/House No. : 477

Street Name : **RIVER VALLEY ROAD**

Unit : # 06 - 01

Building/Estate Name : **VALLEY PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 60

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1746147H   Retrieve Details

Identification Type : * NRIC

Name : * CHIN YOOK POW

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 138687   Retrieve Address

Block/House No. : 30

Street Name : **DOVER RISE**

Unit : # 08 - 02

Building/Estate Name : **DOVER PARKVIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 210

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0139086D [Retrieve Details]

Identification Type : * NRIC

Name : * TAN TOCK LOON PHILIP

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 239229 [Retrieve Address]

Block/House No. : 31

Street Name : **LEONIE HILL**

Unit : # 08 - 01

Building/Estate Name : **RIVERSHIRE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 450

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0125835D [Retrieve Details]

Identification Type : * NRIC

Name : * KOH WEE KIANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 458883 [Retrieve Address]

Block/House No. : 60

Street Name : **ELITE PARK AVENUE**

Unit : #

Building/Estate Name : **SOUTH UNION PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 780

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1361981F [Retrieve Details]

Identification Type : * NRIC

Name : * WONG KONG SING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 486588 [Retrieve Address]

Block/House No. : 65

Street Name : **EASTWOOD ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3360

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * BC283308 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * WONG SIU FUN

Nationality : * CANADIAN (501)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259954 [Retrieve Address]

Block/House No. : 7

Street Name : **ARDMORE PARK**

Unit : # 07 - 01

Building/Estate Name : **PIN TJOE COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 22440

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/03/2007 (dd/mm/yyyy)

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513616653**	**86084215**	**0**
Amount of Issued Share Capital :	**1714444594.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1714444594.10**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002197963A

Transaction No.	Company Registration No.	Company Name
C070111825	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002197963A	Date/Time : 13/03/2007 17:16
Transaction No	: C070111825	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 659.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

March 14, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES FULLY PAID ARISING FROM
THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,616,653 10,000 1,513,626,653	1,714,444,594.10 208,700.00 1,714,653,294.10	Before Exercise Less Exercise After Exercise	22,233,187 (10,000) 22,223,187

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 14-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$20.87	$208,700.00	
10,000	Total value of shares exercised =	$208,700.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	20.87		
unpaid :	0		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
A352036	PORNSANONG TUCHINDA	Individual

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * A352036 Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * PORNSANONG TUCHINDA

Nationality : * THAI (306)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 191 RAMKAMHANG SOI 9, TARAROM ESTATE
RAMKAMHANG ROAD, BANGKOK 10330, THAILAND

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513626653**	**86084215**	**0**
Amount of Issued Share Capital :	**1714653294.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1714653294.10**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002198575A

Transaction No.	Company Registration No.	Company Name
C070112480	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002198575A

Date/Time : 14/03/2007 10:38

Transaction No : C070112480

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 649.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 16,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,626,653	1,714,653,294.10	Before Exercise	22,223,187
Preference Shares*	-	-	Add Exercise	16,000	235,680.00	Less Exercise	(16,000)
Preference Shares #	-	-	After Exercise	1,513,642,653	1,714,888,974.10	After Exercise	22,207,187

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 14-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
16,000	$14.73	$235,680.00	
16,000	Total value of shares exercised =	$235,680.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
5163155	OOI CHENG PHENG	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * 5163155 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * OOI CHENG PHENG

Nationality : * MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 537422 [Retrieve Address]

Block/House No. : 51

Street Name : **JALAN SONGKET**

Unit : # -

Building/Estate Name : **CHARLTON PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 16000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/03/2007 (dd/mm/yyyy)

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513642653**	**86084215**	**0**
Amount of Issued Share Capital :	**1714888974.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1714888974.10**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002198592A

Transaction No.	Company Registration No.	Company Name
C070112492	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002198592A

Date/Time : 14/03/2007 10:45

Transaction No : C070112492

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 639.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,600 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,642,653	1,714,888,974.10	Before Exercise	22,207,187
Preference Shares*	-	-	Add Exercise	8,600	89,440.00	Less Exercise	(8,600)
Preference Shares #	-	-	After Exercise	1,513,651,253	1,714,978,414.10	After Exercise	22,198,587

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 14-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,600	$10.40	$89,440.00	
8,600	Total value of shares exercised =	$89,440.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S7470066G	ANG CHER BOON	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7470066G [Retrieve Details]

Identification Type : * NRIC

Name : * ANG CHER BOON

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 127987 [Retrieve Address]

Block/House No. : 65C

Street Name : **WEST COAST DRIVE**

Unit : # -

Building/Estate Name : **HONG LEONG GARDEN CONDOMINIUM**

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 8600

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513651253**	**86084215**	**0**
Amount of Issued Share Capital :	**1714978414.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1714978414.10**	**86084215**	**0**

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002198598A

Transaction No.	Company Registration No.	Company Name
C070112499	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002198598A	Date/Time : 14/03/2007 10:50
Transaction No	: C070112499	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 629.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 43,260 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,651,253 43,260 1,513,694,513	1,714,978,414.10 637,219.80 1,715,615,633.90	Before Exercise Less Exercise After Exercise	22,198,587 (43,260) 22,155,327

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : [signature]

Designation : Vice President

Date : 14-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
43,260	$14.73	$637,219.80	
43,260	Total value of shares exercised =	$637,219.80	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	43260		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0202664C	KHOO YEE HOE EDWIN	Individual
S1418961J	DESMOND CHOO HOON KIONG	Individual
S1557616B	WU FEI CHIN	Individual
S2555863D	HONG KEAH HUAT	Individual
S7118466H	LIM GEK PENG	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1557616B [Retrieve Details]

Identification Type : * NRIC

Name : * WU FEI CHIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 824126 [Retrieve Address]

Block/House No. : 126D

Street Name : **EDGEDALE PLAINS**

Unit : # 05 - 324

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 380

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2555863D [Retrieve Details]

Identification Type : * NRIC

Name : * HONG KEAH HUAT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 557323 [Retrieve Address]

Block/House No. : 8

Street Name : **KENSINGTON PARK DRIVE**

Unit : # 06 - 08

Building/Estate Name : **KENSINGTON PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7118466H Retrieve Details

Identification Type : * NRIC

Name : * LIM GEK PENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 689574 Retrieve Address

Block/House No. : 50

Street Name : **CHOA CHU KANG NORTH 6**

Unit : # 12 - 03

Building/Estate Name : **YEW MEI GREEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2600

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1418961J [Retrieve Details]

Identification Type : * NRIC

Name : * DESMOND CHOO HOON KIONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436881 [Retrieve Address]

Block/House No. : 3

Street Name : **TANJONG RHU ROAD**

Unit : # 08 - 04

Building/Estate Name : **WATERSIDE, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6080

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0202664C [Retrieve Details]

Identification Type : * NRIC

Name : * KHOO YEE HOE EDWIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 438839 [Retrieve Address]

Block/House No. : 1D

Street Name : **HAIG AVENUE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 33200

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513694513**	**86084215**	**0**
Amount of Issued Share Capital :	**1715615633.90**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1715615633.90**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(◉) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002198627A

Transaction No.	Company Registration No.	Company Name
C070112526	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002198627A

Date/Time : 14/03/2007 11:06

Transaction No : C070112526

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 619.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 14,250 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,694,513 14,250 1,513,708,763	1,715,615,633.90 214,747.50 1,715,830,381.40	Before Exercise Less Exercise After Exercise	22,155,327 (14,250) 22,141,077

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 14-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
14,250	$15.07	$214,747.50	
14,250	Total value of shares exercised =	$214,747.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14250		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
712597123	BRENT NELSON SMITH	Individual
S1418961J	DESMOND CHOO HOON KIONG	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1418961J [Retrieve Details]

Identification Type : * NRIC

Name : * DESMOND CHOO HOON KIONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436881 [Retrieve Address]

Block/House No. : 3

Street Name : **TANJONG RHU ROAD**

Unit : # 08 - 04

Building/Estate Name : **WATERSIDE, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 930

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * 712597123 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * BRENT NELSON SMITH

Nationality : * AMERICAN (503)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 23A EWART PARK, 279776 USA

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 13320

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513708763**	**86084215**	**0**
Amount of Issued Share Capital :	**1715830381.40**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1715830381.40**	**86084215**	**0**

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002198644A

Transaction No.	Company Registration No.	Company Name
C070112540	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002198644A

Date/Time : 14/03/2007 11:10

Transaction No : C070112540

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 609.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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March 15, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,500 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,708,763 10,500 1,513,719,263	1,715,830,381.40 154,665.00 1,715,985,046.40	Before Exercise Less Exercise After Exercise	22,141,077 (10,500) 22,130,577

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : [signature]

Designation : Vice President

Date : 15-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,500	$14.73	$154,665.00	
10,500	Total value of shares exercised =	$154,665.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2625015C	TIN FOOK KA	Individual
S2650352C	NAVINDER DUGGAL	Individual
S7470066G	ANG CHER BOON	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2625015C [Retrieve Details]

Identification Type : * NRIC

Name : * TIN FOOK KA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 618478 [Retrieve Address]

Block/House No. : 99

Street Name : **CORPORATION WALK**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 500

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2650352C Retrieve Details

Identification Type : * NRIC

Name : * NAVINDER DUGGAL

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 575728 Retrieve Address

Block/House No. : 1

Street Name : **SIN MING AVENUE**

Unit : # 03 - 01

Building/Estate Name : **FLAME TREE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7470066G [Retrieve Details]

Identification Type : * NRIC

Name : * ANG CHER BOON

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 127987 [Retrieve Address]

Block/House No. : 65C

Street Name : **WEST COAST DRIVE**

Unit : # -

Building/Estate Name : **HONG LEONG GARDEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

[Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 8000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513719263**	**86084215**	**0**
Amount of Issued Share Capital :	**1715985046.40**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1715985046.40**	**86084215**	**0**

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002200319A

Transaction No.	Company Registration No.	Company Name
C070114320	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002200319A	Date/Time : 15/03/2007 11:34
Transaction No	: C070114320	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 599.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,100 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,719,263	1,715,985,046.40	Before Exercise	22,130,577
Preference Shares*	-	-	Add Exercise	8,100	84,240.00	Less Exercise	(8,100)
Preference Shares #	-	-	After Exercise	1,513,727,363	1,716,069,286.40	After Exercise	22,122,477

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 15-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,100	$10.40	$84,240.00	
8,100	Total value of shares exercised =	$84,240.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1828474Z	ANG TECK WEE	Individual

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1828474Z [Retrieve Details]

Identification Type : * NRIC

Name : * ANG TECK WEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469338 [Retrieve Address]

Block/House No. : 215

Street Name : **BEDOK SOUTH AVENUE 1**

Unit : # 02 - 19

Building/Estate Name : **CASAFINA**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 8100

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/03/2007 (dd/mm/yyyy)

Save Reset Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1513727363	86084215	0
Amount of Issued Share Capital :	1716069286.40	86084215	0
Amount of Paid-up Share Capital :	1716069286.40	86084215	0

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/03/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002200336A

Transaction No.	Company Registration No.	Company Name
C070114336	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002200336A

Date/Time : 15/03/2007 11:38

Transaction No : C070114336

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 589.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,920 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,727,363	1,716,069,286.40	Before Exercise	22,122,477
Preference Shares*	-	-	Add Exercise	10,920	160,851.60	Less Exercise	(10,920)
Preference Shares #	-	-	After Exercise	1,513,738,283	1,716,230,138.00	After Exercise	22,111,557

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 15-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,920	$14.73	$160,851.60	
10,920	Total value of shares exercised =	$160,851.60	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10920		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E783186(6)	CHANG TAI WAI DAVID	Individual
S1828474Z	ANG TECK WEE	Individual
S7333780A	LEE GUAN SIN	Individual
S7470066G	ANG CHER BOON	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7333780A [Retrieve Details]

Identification Type : * NRIC

Name : * LEE GUAN SIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 310183 [Retrieve Address]

Block/House No. : 183

Street Name : **TOA PAYOH CENTRAL**

Unit : # 04 - 298

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 900

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/03/2007 (dd/mm/yyyy)

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E783186(6) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHANG TAI WAI DAVID

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : PACIFIC PALISADES, TOWER 7, 5/F, UNIT B
1 BRAEMAR HILL ROAD, NORTH POINT, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1320

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1828474Z [Retrieve Details]

Identification Type : * NRIC

Name : * ANG TECK WEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469338 [Retrieve Address]

Block/House No. : 215

Street Name : **BEDOK SOUTH AVENUE 1**

Unit : # 02 - 19

Building/Estate Name : **CASAFINA**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7470066G [Retrieve Details]

Identification Type : * NRIC

Name : * ANG CHER BOON

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 127987 [Retrieve Address]

Block/House No. : 65C

Street Name : **WEST COAST DRIVE**

Unit : # -

Building/Estate Name : **HONG LEONG GARDEN CONDOMINIUM**

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5700

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1513738283	86084215	0
Amount of Issued Share Capital :	1716230138	86084215	0
Amount of Paid-up Share Capital :	1716230138	86084215	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002200390A

Transaction No.	Company Registration No.	Company Name
C070114393	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002200390A

Date/Time : 15/03/2007 11:52

Transaction No : C070114393

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 579.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,690 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,738,283	1,716,230,138.00	Before Exercise	22,111,557
Preference Shares*	-	-	Add Exercise	3,690	55,608.30	Less Exercise	(3,690)
Preference Shares #	-	-	After Exercise	1,513,741,973	1,716,285,746.30	After Exercise	22,107,867

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 15-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,690	$15.07	$55,608.30	
3,690	Total value of shares exercised =	$55,608.30	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3690		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E7034150	MARK BRYANT	Individual
E783186(6)	CHANG TAI WAI DAVID	Individual
S1828474Z	ANG TECK WEE	Individual
S2625015C	TIN FOOK KA	Individual
S7239791F	LIM GHIM YEW TERENCE	Individual
S7333780A	LEE GUAN SIN	Individual
S7470066G	ANG CHER BOON	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2625015C [Retrieve Details]

Identification Type : * NRIC

Name : * TIN FOOK KA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 618478 [Retrieve Address]

Block/House No. : 99

Street Name : **CORPORATION WALK**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 120

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7239791F [Retrieve Details]

Identification Type : * NRIC

Name : * LIM GHIM YEW TERENCE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 568430 [Retrieve Address]

Block/House No. : 68

Street Name : **MEI HWAN DRIVE**

Unit : # 07 - 13

Building/Estate Name : **GOLDENHILL PARK CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 330

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E783186(6) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHANG TAI WAI DAVID

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : PACIFIC PALISADES, TOWER 7, 5/F, UNIT B
1 BRAEMAR HILL ROAD, NORTH POINT, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 390

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1828474Z [Retrieve Details]

Identification Type : * NRIC

Name : * ANG TECK WEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 469338 [Retrieve Address]

Block/House No. : 215

Street Name : **BEDOK SOUTH AVENUE 1**

Unit : # 02 - 19

Building/Estate Name : **CASAFINA**

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 450

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7470066G Retrieve Details

Identification Type : * NRIC

Name : * ANG CHER BOON

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 127987 Retrieve Address

Block/House No. : 65C

Street Name : **WEST COAST DRIVE**

Unit : # -

Building/Estate Name : **HONG LEONG GARDEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 480

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7333780A [Retrieve Details]

Identification Type : * NRIC

Name : * LEE GUAN SIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 310183 [Retrieve Address]

Block/House No. : 183

Street Name : **TOA PAYOH CENTRAL**

Unit : # 04 - 298

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 540

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E7034150 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * MARK BRYANT

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 109347 [Retrieve Address]

Block/House No. : 9

Street Name : **PRESTON ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1380

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513741973**	**86084215**	**0**
Amount of Issued Share Capital :	**1716285746.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1716285746.30**	**86084215**	**0**

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PAYMENTS

Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002200434A

Transaction No.	Company Registration No.	Company Name
C070114441	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002200434A
Transaction No	: C070114441
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 15/03/2007 12:06

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 569.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

RECEIVED

2007 MAY -2 A 11:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 16, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,741,973	1,716,285,746.30	Before Exercise	22,107,867
Preference Shares*	-	-	Add Exercise	5,000	88,500.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,513,746,973	1,716,374,246.30	After Exercise	22,102,867

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng

Authorised Signature : ....

Designation : Group Secretary

Date : 16-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$17.70	$88,500.00	
5,000	Total value of shares exercised =	$88,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

01

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2606307H	LIM KHEE SHIN	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2606307H [Retrieve Details]

Identification Type : * NRIC

Name : * LIM KHEE SHIN

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570506 [Retrieve Address]

Block/House No. : 506

Street Name : **BISHAN STREET 11**

Unit : # 07 - 402

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 16/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1513746973	86084215	0
Amount of Issued Share Capital :	1716374246.30	86084215	0
Amount of Paid-up Share Capital :	1716374246.30	86084215	0

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	16/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002202784A

Transaction No.	Company Registration No.	Company Name
C070117007	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002202784A

Date/Time : 16/03/2007 16:40

Transaction No : C070117007

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 559.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,746,973	1,716,374,246.30	Before Exercise	22,102,867
Preference Shares*	-	-	Add Exercise	2,000	29,460.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,513,748,973	1,716,403,706.30	After Exercise	22,100,867

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng

Authorised Signature : ....

Designation : Group Secretary

Date : 16-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$14.73	$29,460.00	
2,000	Total value of shares exercised =	$29,460.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1695894H	LING PUAY HWA	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1695894H [Retrieve Details]

Identification Type : * NRIC

Name : * LING PUAY HWA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 547883 [Retrieve Address]

Block/House No. : 9D

Street Name : **LEITH ROAD**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 16/03/2007 (dd/mm/yyyy)

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513748973**	**86084215**	**0**
Amount of Issued Share Capital :	**1716403706.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1716403706.30**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	16/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002202795A

Transaction No.	Company Registration No.	Company Name
C070117019	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002202795A

Date/Time : 16/03/2007 16:43

Transaction No : C070117019

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 549.00

This is a computer-generated receipt. No signature is required.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,800 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,513,748,973	1,716,403,706.30	Before Exercise	22,100,867
Preference Shares*	-	-	Add Exercise	1,800	26,514.00	Less Exercise	(1,800)
Preference Shares #	-	-	After Exercise	1,513,750,773	1,716,430,220.30	After Exercise	22,099,067

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng

Authorised Signature : ....

Designation : Group Secretary

Date : 16-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,800	$14.73	$26,514.00	
1,800	Total value of shares exercised =	$26,514.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

04

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D435393(6)	CHAN SHUET MEI CINDY	Individual
G705631(0)	LEUNG WING SZE KATHERINE	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G705631(0) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LEUNG WING SZE KATHERINE

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 18, OLD PARK ROAD, MID LEVEL, 27/F, FLAT B,
HILLSBOROUGH COURT, TOWER 1, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 900

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 16/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D435393(6) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * CHAN SHUET MEI CINDY

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT H 21/F BLK 11 KENSWOOD COURT KINGSWOOD VILL
TIN SHUI WAI, NT, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 900

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 16/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513750773**	**86084215**	**0**
Amount of Issued Share Capital :	**1716430220.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1716430220.30**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	16/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002202829A

Transaction No.	Company Registration No.	Company Name
C070117048	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002202829A

Date/Time : 16/03/2007 16:50

Transaction No : C070117048

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 539.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

RECEIVED

2007 MAY -2 A 5:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 2, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No: 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 14,950 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,877,278	1,703,393,805.65	Before Exercise	22,972,562
Preference Shares*	-	-	Add Exercise	14,950	228,735.00	Less Exercise	(14,950)
Preference Shares #	-	-	After Exercise	1,512,892,228	1,703,622,540.65	After Exercise	22,957,612

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : [signature]

Designation : Vice President

Date : 2-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
14,950	$15.30	$228,735.00	
14,950	Total value of shares exercised =	$228,735.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14950		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1323465E	YAP YON TING	Individual
S1491656C	TAN KOK WAH	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1323465E [Retrieve Details]

Identification Type : * NRIC

Name : * YAP YON TING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597904 [Retrieve Address]

Block/House No. : 95

Street Name : **LORONG PISANG EMAS**

Unit : # -

Building/Estate Name : **MANDARIN PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

[Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1491656C [Retrieve Details]

Identification Type : * NRIC

Name : * TAN KOK WAH

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 169 LANE 1038 HUASHAN ROAD, UNIT NO. 2908
CHELSEA, SHANGHAI, PRC

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 9950

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1512892228**	**86084215**	**0**
Amount of Issued Share Capital :	**1703622540.65**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1703622540.65**	**86084215**	**0**

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PAYMENTS

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002183797A

Transaction No.	Company Registration No.	Company Name
C070096214	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002183797A

Date/Time : 02/03/2007 08:40

Transaction No : C070096214

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,069.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 32,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,512,892,228 32,000 1,512,924,228	1,703,622,540.65 566,400.00 1,704,188,940.65	Before Exercise Less Exercise After Exercise	22,957,612 (32,000) 22,925,612

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : [signature]

Designation : Vice President

Date : 2-Mar-2007

RECEIVED
2007 MAY -2 A 6:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
32,000	$17.70	$566,400.00	
32,000	Total value of shares exercised =	$566,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	32000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E786855(7)	NG KAR YUI FRANCIS	Individual
E954238(1)	WOO KAM WAH ALEX	Individual
S0043849I	TAN WHEE GEK	Individual
S1243803F	NG SOO LENG	Individual
S2703921I	CHIARAWONGSE SUDATHIP	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1243803F [Retrieve Details]

Identification Type : * NRIC

Name : * NG SOO LENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 658882 [Retrieve Address]

Block/House No. : 1

Street Name : **BUKIT BATOK STREET 25**

Unit : # 06 - 25

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2703921I [Retrieve Details]

Identification Type : * NRIC

Name : * CHIARAWONGSE SUDATHIP

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 448908 [Retrieve Address]

Block/House No. : 5

Street Name : **SIGLAP ROAD**

Unit : # 08 - 48

Building/Estate Name : **MANDARIN GARDENS**

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S00438491 [Retrieve Details]

Identification Type : * NRIC

Name : * TAN WHEE GEK

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 347539 [Retrieve Address]

Block/House No. : 11A

Street Name : **WAN THO AVENUE**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

[Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E786855(7) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * NG KAR YUI FRANCIS

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 2A, BLOCK 29, LAGUNA CITY, KOWLOON
HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E954238(1) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * WOO KAM WAH ALEX

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 8B, 9 CONDUIT ROAD HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1512924228**	**86084215**	**0**
Amount of Issued Share Capital :	**1704188940.65**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1704188940.65**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(◉) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002183804A

Transaction No.	Company Registration No.	Company Name
C070096220	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002183804A

Date/Time : 02/03/2007 08:53

Transaction No : C070096220

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) :

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Statement of Transaction for Deposit Service Account

From 02/03/2007 To 02/03/2007

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
Singapore 068809

Account No. : 030429
Registration No.: PB03000254

S/No	Date	Used By	Transaction Type Transaction No.	Receipt No.	Debit (S$)	Credit (S$)
	02/03/2007	**Balance Brought Forward**				**1,079.00**
1	02/03/2007 08:40:57	S8024219J	Lodgment Of Return Of Allotment Of Share / 199901152M C070096214	ACR0000002183797A	10.00	0.00
2	02/03/2007 08:53:18	S8024219J	Lodgment Of Return Of Allotment Of Share / 199901152M C070096220	ACR0000002183804A	10.00	0.00
Total					**20.00**	**0.00**
Balance Carried Down						**1,059.00**

The above information will be treated as correct unless you notify us of any error within 14 days. For any queries on your account, kindly contact officer at 325 3721. Your account will be inactivated once the balance reaches $50/-. Therefore, please top up your account before it reaches $50/-.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 21,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,924,228	1,704,188,940.65	Before Exercise	22,925,612
Preference Shares*	-	-	Add Exercise	21,000	309,330.00	Less Exercise	(21,000)
Preference Shares #	-	-	After Exercise	1,512,945,228	1,704,498,270.65	After Exercise	22,904,612

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang Authorised Signature : [signature]

Designation : Vice President Date : 2-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

RECEIVED 2007 MAY -2 A 6:45 OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
21,000	$14.73	$309,330.00	
21,000	Total value of shares exercised =	$309,330.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1599137B	LEONG KAH POH KATHLEEN	Individual
S1695894H	LING PUAY HWA	Individual
S2693115J	NOEL ARGUELLES SANTIAGO	Individual
S7008152J	KAM CHEW SENG	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1695894H [Retrieve Details]

Identification Type : * NRIC

Name : * LING PUAY HWA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 547883 [Retrieve Address]

Block/House No. : 9D

Street Name : **LEITH ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1599137B [Retrieve Details]

Identification Type : * NRIC

Name : * LEONG KAH POH KATHLEEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 259852 [Retrieve Address]

Block/House No. : 23

Street Name : **BALMORAL PARK**

Unit : # 04 - 02

Building/Estate Name : **PINEWOOD GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7008152J Retrieve Details

Identification Type : * NRIC

Name : * KAM CHEW SENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 528807 Retrieve Address

Block/House No. : 16

Street Name : **SIMEI RISE**

Unit : # 03 - 41

Building/Estate Name : **CHANGI RISE CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2693115J Retrieve Details

Identification Type : * NRIC

Name : * NOEL ARGUELLES SANTIAGO

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510782 Retrieve Address

Block/House No. : 782

Street Name : **PASIR RIS STREET 71**

Unit : # 11 - 582

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512945228	86084215	0
Amount of Issued Share Capital :	1704498270.65	86084215	0
Amount of Paid-up Share Capital :	1704498270.65	86084215	0

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002183816A

Transaction No.	Company Registration No.	Company Name
C070096226	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002183816A

Date/Time : 02/03/2007 09:03

Transaction No : C070096226

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,049.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 24,300 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,512,945,228 24,300 1,512,969,528	1,704,498,270.65 252,720.00 1,704,750,990.65	Before Exercise Less Exercise After Exercise	22,904,612 (24,300) 22,880,312

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : [signature]

Designation : Vice President

Date : 2-Mar-2007

RECEIVED
2007 MAY -2 A 6:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
24,300	$10.40	$252,720.00	
24,300	Total value of shares exercised =	$252,720.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	24300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
A970831(9)	CHAN SIK YUEN	Individual
D240936(5)	CHAN SIU SAN HENRY	Individual
S0113851J	WEE CHEOW KIM JULIANA	Individual
S0188348H	CHOY YIN YEE MERINNA	Individual
S1323465E	YAP YON TING	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0113851J Retrieve Details

Identification Type : * NRIC

Name : * WEE CHEOW KIM JULIANA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 658810 Retrieve Address

Block/House No. : 7

Street Name : **BURGUNDY DRIVE**

Unit : # -

Building/Estate Name : **BURGUNDY HILL**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

[Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4080

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D240936(5) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * CHAN SIU SAN HENRY

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 10/F, THE CENTER, 99 QUEEN'S ROAD CENTRAL
HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4920

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * A970831(9) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * CHAN SIK YUEN

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : C/O EB CREDIT, DBS BANK (HK) LTD, 9/F THE CENTRE

99 QUEEN'S ROAD CENTRAL, CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0188348H [Retrieve Details]

Identification Type : * NRIC

Name : * CHOY YIN YEE MERINNA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 788348 [Retrieve Address]

Block/House No. : 34

Street Name : **SPRINGLEAF CRESCENT**

Unit : #

Building/Estate Name : **SPRINGLEAF GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1323465E [Retrieve Details]

Identification Type : * NRIC

Name : * YAP YON TING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597904 [Retrieve Address]

Block/House No. : 95

Street Name : **LORONG PISANG EMAS**

Unit : # -

Building/Estate Name : **MANDARIN PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5300

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512969528	86084215	0
Amount of Issued Share Capital :	1704750990.65	86084215	0
Amount of Paid-up Share Capital :	1704750990.65	86084215	0

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PAYMENTS

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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002183826A

Transaction No.	Company Registration No.	Company Name
C070096240	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002183826A

Date/Time : 02/03/2007 09:14

Transaction No : C070096240

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,039.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,990 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,969,528	1,704,750,990.65	Before Exercise	22,880,312
Preference Shares*	-	-	Add Exercise	6,990	102,962.70	Less Exercise	(6,990)
Preference Shares #	-	-	After Exercise	1,512,976,518	1,704,853,953.35	After Exercise	22,873,322

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature : ....

Date : 2-Mar-2007

RECEIVED
2007 MAY -2 A 9:47

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,990	$14.73	$102,962.70	
6,990	Total value of shares exercised =	$102,962.70	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6990		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G186187(4)	CHEUNG LING	Individual
S1520547D	CHIANG SAU LIN FLORA	Individual
S1607769J	CHIA YU LIN CHRISTINA	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G186187(4) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * CHEUNG LING

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 18E, BLOCK 10, LAGUNA CITY, CHAKWOLING, KOWLOON

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 990

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1607769J [Retrieve Details]

Identification Type : * NRIC

Name : * CHIA YU LIN CHRISTINA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 555400 [Retrieve Address]

Block/House No. : 55

Street Name : **TAI HWAN HEIGHTS**

Unit : # -

Building/Estate Name : **TAI HWAN GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1520547D [Retrieve Details]

Identification Type : * NRIC

Name : * CHIANG SAU LIN FLORA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 259725 [Retrieve Address]

Block/House No. : 361

Street Name : **BUKIT TIMAH ROAD**

Unit : # 05 - 01

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512976518	86084215	0
Amount of Issued Share Capital :	1704853953.35	86084215	0
Amount of Paid-up Share Capital :	1704853953.35	86084215	0

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002183842A

Transaction No.	Company Registration No.	Company Name
C070096255	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002183842A

Date/Time : 02/03/2007 09:24

Transaction No : C070096255

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,029.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 13,620 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,512,976,518 13,620 1,512,990,138	1,704,853,953.35 205,253.40 1,705,059,206.75	Before Exercise Less Exercise After Exercise	22,873,322 (13,620) 22,859,702

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature : ....

Date : 2-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
13,620	$15.07	$205,253.40	
13,620	Total value of shares exercised =	$205,253.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13620		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
112962820	ZHU MANTIAN MYRON	Individual
E710816(1)	LEUNG TAK LAP	Individual
G201832(1)	AU CHI FAI	Individual
G702030(8)	YAU CHUNG CHUN	Individual
S0066506A	ER SOCK KIAN	Individual
S0113851J	WEE CHEOW KIM JULIANA	Individual
S1712785C	CHUA PIN	Individual
S2703957Z	DAVID JOHN WALKER-SMITH	Individual
S7205476H	ANG ENG KIAT	Individual
S7220868D	HO YOKE LIN JOYCE	Individual
S7246876G	TAI TRICIA	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0066506A [Retrieve Details]

Identification Type : * NRIC

Name : * ER SOCK KIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 449287 [Retrieve Address]

Block/House No. : 5000D

Street Name : **MARINE PARADE ROAD**

Unit : # 11 - 15

Building/Estate Name : **LAGUNA PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 60

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7205476H [Retrieve Details]

Identification Type : * NRIC

Name : * ANG ENG KIAT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 733690 [Retrieve Address]

Block/House No. : 690C

Street Name : **WOODLANDS DRIVE 75**

Unit : # 14 - 184

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 90

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7220868D [Retrieve Details]

Identification Type : * NRIC

Name : * HO YOKE LIN JOYCE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 680159 [Retrieve Address]

Block/House No. : 159

Street Name : **JALAN TECK WHYE**

Unit : # 16 - 137

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 120

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G702030(8) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * YAU CHUNG CHUN

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 5, 11/F, KILOWATT COURT, NO. 128,

WATERLOO ROAD, KOWLOON, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 120

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * 112962820 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * ZHU MANTIAN MYRON

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 17A, 11 MAY ROAD, MID-LEVELS
CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 270

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G201832(1) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * AU CHI FAI MARK

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 17/F, THE CENTRE, 99 QUEEN'S ROAD, CENTRAL
HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 300

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1712785C [Retrieve Details]

Identification Type : * NRIC

Name : * CHUA PIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 455678 [Retrieve Address]

Block/House No. : 20

Street Name : **TAMAN SIGLAP**

Unit : # -

Building/Estate Name : **OPERA ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 570

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7246876G [Retrieve Details]

Identification Type : * NRIC

Name : * TAI TRICIA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 349898 [Retrieve Address]

Block/House No. : 26

Street Name : **BELIMBING AVENUE**

Unit : # -

Building/Estate Name : **SENNETT ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

[Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 630

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2703957Z [Retrieve Details]

Identification Type : * NRIC

Name : * DAVID JOHN WALKER-SMITH

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. : 47

Street Name : **FORD AVENUE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : THE LARCHES, 22 CLAREMONT ROAD, CLAYGATE
SURREY, ENGLAND

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2520

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0113851J [Retrieve Details]

Identification Type : * NRIC

Name : * WEE CHEOW KIM JULIANA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 658810 [Retrieve Address]

Block/House No. : 7

Street Name : **BURGUNDY DRIVE**

Unit : # -

Building/Estate Name : **BURGUNDY HILL**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2580

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E710816(1) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LEUNG TAK LAP

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 10/F, THE CENTER, 99 QUEEN'S ROAD CENTRAL

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6360

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1512990138**	**86084215**	**0**
Amount of Issued Share Capital :	**1705059206.75**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1705059206.75**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002183895A

Transaction No.	Company Registration No.	Company Name
C070096302	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002183895A

Date/Time : 02/03/2007 09:47

Transaction No : C070096302

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,019.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

RECEIVED

2007 MAY -2 A 9:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 22, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 70,00 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,904,213 70,000 1,513,974,213	1,718,415,379.30 1,239,000.00 1,719,654,379.30	Before Exercise Less Exercise After Exercise	21,945,627 (70,000) 21,875,627

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 22-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
70,000	$17.70	$1,239,000.00	
70,000	Total value of shares exercised =	$1,239,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Jploaded file name wil be changed by suffixing time-stamp with the actual file name as **filenameyyyyMMddmmsstt**
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

f a director/ secretary signed he above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	70000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	22/03/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513974213**	**86084215**	**0**
Amount of Issued Share Capital :	**1719654379.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1719654379.30**	**86084215**	**0**

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.Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002209606A

Transaction No.	Company Registration No.	Company Name
C070124583	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002209606A

Date/Time : 22/03/2007 14:25

Transaction No : C070124583

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

eposit Service Account No. : 030429
alance Amount in Deposit Account : $ 399.00

is is a computer-generated receipt. No signature is required.

is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 18,000 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,974,213 18,000 1,513,992,213	1,719,654,379.30 265,140.00 1,719,919,519.30	Before Exercise Less Exercise After Exercise	21,875,627 (18,000) 21,857,627

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 22-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
18,000	$14.73	$265,140.00	
18,000	Total value of shares exercised =	$265,140.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	22/03/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513992213**	**86084215**	**0**
Amount of Issued Share Capital :	**1719919519.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1719919519.30**	**86084215**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002209617A

Transaction No.	**Company Registration No.**	**Company Name**
C070124596	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002209617A

Date/Time : 22/03/2007 14:28

Transaction No : C070124596

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

)eposit Service Account No. : 030429
ialance Amount in Deposit Account : $ 389.00

ıis is a computer-generated receipt. No signature is required.

is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,560 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,513,992,213 4,560 1,513,996,773	1,719,919,519.30 68,719.20 1,719,988,238.50	Before Exercise Less Exercise After Exercise	21,857,627 (4,560) 21,853,067

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : [signature]

Designation : Vice President

Date : 22-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,560	$15.07	$68,719.20	
4,560	Total value of shares exercised =	$68,719.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / ANDREW ROBERT FOWELL BUXTON
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4560		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	22/03/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1513996773**	**86084215**	**0**
Amount of Issued Share Capital :	**1719988238.50**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1719988238.50**	**86084215**	**0**

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PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/03/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002209632A

Transaction No.	Company Registration No.	Company Name
C070124618	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

?ECEIPT

?eceipt No : ACR0000002209632A

Date/Time : 22/03/2007 14:34

?ransaction No : C070124618

Print

?gency : RCB - RCB

?pplication : BIZFILE PAYMENT SERVICE

?aid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 379.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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END